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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of                                                                                                    August 2003

# DESERT SUN MINING CORP.

(Name of Registrant)

65 Queen Street West, Suite 810, P.O. Box 67, Toronto ,Ontario, Canada  M5H 2M5
Executive Offices

1.  Press Releases:  1/19/2004

2.  Valencia Ventures Final Agreement, dated 8/30/2003

3.  Rockwater Capital Termination Agreement, dated 8/1/2003

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.
Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):                   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):                   ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby
furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
Yes ___      No xxx

# DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

Tel: 416-861-0341     Fax: 416-861-8165
www.desertsunmining.com
Press Release     01 – 2004

**For Further Information Contact**:
John Carlesso
Vice President, Corporate Development
416-861-5881
1-866-477-0077

**TORONTO STOCK EXCHANGE
SYMBOL: DSM**

January 19, 2004

## DESERT SUN INVESTORS' CONFERENCE CALL AND OUTLOOK FOR 2004

*Building on Success and Progress of 2003*

**DESERT SUN MINING CORP. (TSX: DSM)** today provided a progress update and outlook overview for the Jacobina Mines property on the Bahia Gold Belt in Brazil. Desert Sun will hold its **Annual General Meeting of Shareholders at 4:30 pm on Wednesday January 21, 2004 at the National Club, 303 Bay St., Toronto, Ontario**. The AGM, including multimedia presentation, will be webcast live and can be accessed via the Desert Sun website at www.desertsunmining.com.

Additionally, management of the Company will hold an investors' teleconference call with a question and answer session on **Wednesday January 21st at 10:30 am EST.** The conference is expected to last for 30 minutes and will include a presentation by the management, followed by a question and answer period during which calls will be taken. Interested parties are invited to participate in the meeting by calling one of the following telephone numbers:

**Local callers:            416-695-9753
North American callers:      1-877-888-4210
International callers: +1-416-695-9753**

"The management team at Desert Sun remains very positive on the prospects for building on the successes of 2003, and achieving more significant milestones in 2004" stated Chief Executive Officer Stan Bharti.

**In 2003, the Company completed several significant achievements:**

\*    A bankable feasibility study by SNC-Lavalin confirmed the economic viability for reactivation of the Jacobina Mines and confirmed that the Jacobina Mines can produce over 100,000 ounces per year with the existing reserves at a cash cost of US$189 per ounce

\*    The bankable feasibility study indicates that at US$350 gold, the project has an after tax rate of return of 39.2% with tax losses

\*    Completion of the acquisition of 100% ownership of the Jacobina Mines and the Bahia Gold Belt

\*    A major new discovery at the Morro do Vento target area which could add an additional 1 million ounces to the approximately existing 4 million ounce resource (of which approximately 1.4 million ounces are measured and indicated and 2.5 million ounces are inferred)

\*    Geological work confirmed a doubling of the strike length of the Serra do Córrego conglomerates

\*    A US$5 million exploration program commenced

\*    Over $40 million in capital was raised
\*    A TSX listing was obtained

2

**For 2004, the Company has many strategic objectives:**

*    Reactivate the existing mines as per the feasibility study

*    Progress on plan to be fully operational in 2005, producing over 100,000 ounces of gold per year at a cash cost of US$189

*    Convert the existing resource to at least 2 million ounces of mineral reserves and increase the total resource to at least 5 million ounces

*    Significantly expand the exploration program

*    Demonstrate the scale and potential of the 110 km Bahia Gold Belt

*    Obtain a listing on a US stock exchange

**Operations**

At the Canavieiras mine, dewatering has been completed and services are being installed. Dewatering of the Itapicuru and Joao Belo mines has commenced.  Cleanup of the plant has been completed and rehabilitation and upgrading  of  plant  equipment  is  now  in progress.   DSM's Engineering, Construction Procurement and Management (ECPM) team has been assembled and is on site.  Under the leadership of Peter Tagliamonte, who recently joined Desert Sun as Chief Operating Officer after successfully managing Eldorado Corp.'s Sao Bento mine in Brazil, the Company is working toward mine construction being completed for full production starting in January 2005.

**Exploration**

The Company has committed US$5 million to exploration for 2004. Currently there are six drills operating, with a plan in place to increase to ten drills in the coming weeks.   Underground drilling, which began at Canavieiras in December 2003, is ongoing. Drilling is continuing at Joao Belo Sul and Morro do Vento and is planned for a number of other target zones.  Further exploration will take place at the recently discovered Pindobaçú Outlier, 45 km to the north of Jacobina, and initial drilling is expected to commence in the coming months.

A preliminary assessment of the open pit potential  Morro do Vento is expected to be completed in the coming weeks and SRK Consulting has been retained to carry out a scoping study on Morro do Vento.

**Financial**

The Company continues to have a strong balance sheet with $32 million in cash and no debt.  Desert Sun also announced the appointment of Mr. Tony Wonnacott as Corporate Secretary of the Company.

"With a very active program on several fronts, we continue to work very diligently at achieving recognition for the unique combination of assets owned by Desert Sun. We continue to proceed toward low-cost production slated to begin in 2005.  We are very focused on significantly increasing our mineral reserves and total mineral resource, and our blue sky exploration program will demonstrate the tremendous scale and opportunity of the Bahia Gold Belt" concluded Stan Bharti.

*Statements in this release that are not historical facts are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these "forward-looking statements".*

**Desert Sun Mining** is a Canadian gold exploration and development company listed on the Toronto Stock Exchange. **(www.desertsunmining.com).**

# FARM-IN AND JOINT VENTURE AGREEMENT

**THIS AGREEMENT** made as of the _____ day of August, 2003.

**A M O N G:**

> **VALENCIA VENTURES INC.**, a company duly incorporated
> under the laws of the Province of Quebec, having its
> address at 65 Queen Street West, Suite 805, P.O. Box 71
> Toronto, ON  M5H 2M5, Fax No.:  (416) 861-8165
>
> (**"Valencia"**)
>
> <b>OF THE FIRST PART</b>

> - and -

> **JACOBINA MINERACAO E COMMERCIO LTDA.**, a company duly
> incorporated under the laws of the Federative Republic of Brazil,
> having its address at Fazenda Itapicuru, City of Jacobina, State
> of Bahia, CEP 44,700.000, Fax No.:  011-55-74-621-3870
>
> (**"Jacobina"**)
>
> <b>OF THE SECOND PART</b>

> - and -

> **WILLIAM PARTICIPACOES LTDA.**, a company duly incorporated
> under the laws of the Federative Republic of Brazil, having its
> address at Fazenda Itapicuru, City of Jacobina, State of Bahia
> CEP 44,700-000, Fax No.:  011-55-74-621-3870
>
> (**"William"**)
>
> <b>OF THE THIRD PART</b>

> - and -

**DESERT SUN MINING CORP.**, a company duly incorporated under the laws of the Province of British Columbia, having its address at 65 Queen Street West, Suite 810, P.O. Box 67, Toronto, ON  M5H 2M5, Fax No.: (416) 861-8165.

("**Desert Sun**")

**OF THE FOURTH PART**

- and -

**DSM PARTICIPACOES LTDA.**, a company duly incorporated under the laws of the Federative Republic of Brazil, having its address at Avenida Brazil, no. 1312 Sala 1403 (parte), Bairro Funcionarios, City of Belo Horizonte, State of Minas Gerais CEP 30, 140-001, Fax No.:  011-55-74-621-3870

("**DSM Brasil**")

**OF THE FIFTH PART**

**WHEREAS:**

A.      Defined terms used in these recitals have the meanings set forth in Article One hereof.

B.      Valencia and William collectively directly or indirectly own or have the right to own all of the issued and outstanding shares in the capital of Jacobina.

C.      Valencia directly or indirectly owns or has the right to own all of the issued and outstanding shares in the capital of William.

D.      Desert Sun beneficially owns all of the issued and outstanding shares in the capital of DSM Brasil.

E.      Jacobina is the registered recorded and beneficial owner of the Property.

F.      Valencia (under the name William Multi-Tech Inc., as it was then known) and Desert Sun entered into the Former Earning and Joint Venture Agreement and Extension Letter providing for the grant to Desert Sun of a sole, exclusive and immediate option to acquire initially a 51% undivided interest in the Property and then subsequently, an additional 49% undivided interest in the Property, in each case, free and clear of any and all Encumbrances.

G.     The Parties are desirous of terminating the Former Earning and Joint Venture Agreement and Extension Letter and entering into this Agreement in its place and stead.

**NOW THEREFORE THIS AGREEMENT WITNESSES** that in consideration of the premises, and of the mutual covenants and agreements herein contained, the parties hereto have agreed as follows:

## ARTICLE 1
## DEFINITIONS ET. AL.

**1.1**    **Definitions**. For the purposes of this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following words and expressions shall have the following meanings:

"**Accepting Participant**" has the meaning set forth in section 13.2.

"**Accounting Procedure**" means the procedures set forth in Schedule "C".

"**Additional Interest**" means the undivided 49% interest to be acquired by DSM Brasil in the Property upon DSM Brasil making those payments set forth in section 3.5.

"**Additional Interest Abandonment Notice**" has the meaning set forth in section 3.5.

"**Additional Interest Acquisition Date**" means the date upon which DSM Brasil acquires the Additional Interest.

"**Additional Interest Earn In Period**" has the meaning ascribed thereto in the definition of Farm-In Period.

"**Additional Interest Election**" has the meaning set forth in section 3.5.

"**Additional Interest Payment**" has the meaning set forth in section 3.5.

"**Additional Interest Share Election**" has the meaning set forth in section 3.5.

"**Additional Interest Stock Payment Election**" has the meaning set forth in section 3.5.

"**Additional Interest Termination Date**" has the meaning set forth in section 3.5.

"**Affiliate**" means:

(i)     any corporation which owns directly or through any other means not less 30% of the outstanding shares of a Party or a Participant, as the case may be;

(ii)    any corporation of which a Party or a Participant, as the case may be, owns directly or through any other means, not less than 30% of the outstanding shares; and

(iii)   any corporation of which either of the corporations referred to in paragraphs (i) and (ii) owns directly or through any other means not less than 30% of the outstanding shares.

"**Agreement**" means this Farm-In and Joint Venture Agreement.

"**Arbitration Act**" has the meaning set forth in section 16.5.

"**Area**" has the meaning set forth in Article 12.

"**Budget**" means a detailed estimate of all costs to be incurred by the Participants (or DSM Brasil during the Farm-In Period) with respect to a Program and a schedule of cash advances to be made by the Participants (or DSM Brasil during the Farm-In Period).

"**Capital Expenditures**" means those items presented in Programs and Budgets approved by the Management Committee and which may qualify as capital expenditures under Canadian generally accepted accounting principles consistently applied.

"**Claims**" means any and all debts, claims, actions, lawsuits, causes of action, demands, duties and obligations of whatsoever nature and howsoever.

"**Claimant**" has the meaning set forth in section16.5.

"**Commercial Production**" means the commercial exploitation of Products but does not include milling for the purpose of testing or milling or leaching by a pilot plant or during an initial tune-up period of a plant.  Commercial Production shall be deemed to have commenced:

(i)     If a plant is located on the Property, on the first day of the month following the first period of 60 consecutive days during which Products have been processed through such plant at an average rate of not less than 80% of the initial rated capacity of such plant; or

(ii)    If no plant is located on the Property, on the first day of the month following the first period of 60 consecutive days during which Products have been shipped from the Property on a reasonably regular basis for the purpose of earning revenue.

"**Concessions**" means those certain mineral rights in respect of the lands described in Schedule "A" attached hereto, having an area of approximately 33,000 hectares located approximately 340 kilometres northwest of Salvador in Bahia State, Brazil, as outlined on the map attached hereto as Schedule "B" and the mineral interests comprised therein, including any property added under Article 12.  For greater certainty and without limitation, Schedule "A" shall also list assessment requirements and deadlines therefor.

"**Costs**" means all items of outlay and expense whatsoever, both direct and indirect, in connection with the Property.

"**Damages Amount**" has the meaning set forth in section 6.6.

"**Desert Sun Election**" has the meaning set forth in section 3.5.

"**Development**" means all preparation for the removal and recovery of Products including the construction or installation of a mill, processing plant, leach pads or any other improvements to be used for the mining, handling, milling, treatment, processing or other beneficiation of Products and the preparation of feasibility studies and financing plans.

"**Effective Date**" means the date of the Former Earning and Joint Venture Agreement.

"**Encumbrances**" means any and all mortgages, pledges, liens, charges, security interests, adverse claims, demands and Encumbrances of whatsoever nature and howsoever incurred.

"**Escrow Arrangements**" has the meaning set forth in section 3.5.

"**Expenditures**" means all expenses, obligations and liabilities of whatever kind or nature spent or incurred directly or indirectly; (i) during the Farm-In Period, by DSM Brasil, pursuant to this Agreement; (ii) after the Farm-In Period, by the Participants, pursuant to Programs and Budgets prior to the commencement of Commercial Production; and (iii) after the commencement of Commercial Production, by the Participants; including without limitation, moneys expended in maintaining the Property in good standing, expenses paid for or incurred in connection with pre-feasibility study costs, due diligence costs, costs in connection with obtaining title opinions for the Concessions and costs in connection with corporate overheads applicable to the Project, costs in connection with any program of surface or underground prospecting, exploring, geological, geophysical and geochemical surveying, diamond drilling and drifting, raising and other underground work, assaying and metallurgical testing, environmental studies, submissions to government agencies with respect to production permits, in acquiring or constructing Facilities, in paying the fees, wages, salaries, traveling expenses and fringe benefits (whether or not required by law) of all persons engaged in work with respect to and for the benefit of the Property

"**Exploration**" means all activities directed toward ascertaining the existence, location, quantity, quality or commercial value of deposits of Products.

"**Extension Letter**" means that memorandum of understanding dated as of September 20, 2002 between Desert Sun and Valencia (being formerly known as William Multi-Tech Inc.).

"**Facilities**" means all mines and plants, including without limitation, all pits, shafts, haulage ways and other underground working and all buildings, plants and other structures, fixtures and improvements and all other property, whether fixed or moveable, as the same may exist at any time in or on the Property, if for the exclusive benefit of the Property.

"**Farm-In Period**" means the period commencing on the Effective Date and terminating on the later of: (i) December 31, 2004, provided DSM Brasil has not delivered to Valencia and Jacobina the First Interest Abandonment Notice and/or DSM Brasil has not ceased incurring those Expenditures set forth in section 3.2; and (ii) if DSM Brasil has earned the First Interest, the date that is 90 days after the First Interest Earn In Date, provided DSM Brasil has not delivered to Valencia and Jacobina the Additional Interest Abandonment Notice and/or DSM Brasil has not failed to make the Additional Interest Payment (the "**Additional Interest Earn-In Period**").

"**Feasibility Study**" means a detailed report prepared by duly qualified independent third parties showing the feasibility of placing the Property or any part thereof into Commercial Production to be in such form as is normally required by substantial, internationally recognized financial institutions for the purposes of deciding whether or not to lend funds for the development of mineral properties which will include at least the following information:

(i)     A description of that part of the Property to be covered by the proposed mine.

(ii)    The estimated recoverable reserves of minerals and the estimated composition and content thereof.

(iii)   The proposed procedure for Development, Mining and transportation.

(iv)    The results of ore processing and amenability tests.

(v)     The nature and extent of the Facilities proposed to be acquired, which may include mill facilities if the size, extent and location of the ore body makes such mill facilities feasible, in which case the study shall also include a preliminary design for such mill.

(vi)    The total costs including a capital costs budget which are reasonably required to purchase, construct and install all structures, machinery and equipment required for the proposed mine including a schedule of timing of such requirements.

(vii)   All necessary environmental impact studies and costs.

(viii)  The period in which it is proposed that the Property will be brought to Commercial Production.

(ix)    Such other data and information as are reasonably necessary to substantiate the existence of an ore deposit of sufficient size and grade to justify development of a mine taking into account all relevant business, tax and other economic considerations including those with respect to funding of costs and repatriation of capital and profits.

(x)     Working capital requirements for the initial four months of operation of the Property as a mine or such longer period as may be reasonably justified in the circumstances.

(xi)    Projected cash flows and an economic forecast for the life of the mine.

"**First Interest**" means the undivided 51% interest to be acquired by DSM Brasil in the Property upon DSM Brasil incurring those Expenditures set forth in section 3.2, subject to the provisions of section 3.9.

"**First Interest Earn In Date**" means the date upon which DSM Brasil acquires the First Interest.

"**First Interest Abandonment Notice**" has the meaning set forth in section 3.3.

"**Fiscal Year**" means August 31.

"**Former Earning and Joint Venture Agreement**" means that agreement dated as of May 17, 2002 between Desert Sun and Valencia (being formerly known as William Multi-Tech Inc.).

"**Hazardous Substance**" means any hazardous substance or pollutant, contaminant, toxic or dangerous waste, substance or material, as defined or regulated by any applicable law, regulation or governmental authority from time to time.

"**Initial Contributing Interest**" has the meaning set forth in section 6.3.

"**Initial Contributions**" has the meaning set forth in section 6.1.

"**Initial Participating Interests**" means the initial Participating Interest of each Participant as set forth in section 6.3.

"**Jacobina Shares**" has the meaning set forth in section 3.5.

"**Joint Account**" means the account maintained in accordance with the Accounting Procedure showing the charges and credits accruing to the Participants.

"**Lands**" has the meaning set forth in Article 12.

"**Losses**" means actual losses, liabilities, damages, injuries, costs or expenses.

"**Management Committee**" means the management committee constituted in accordance with Article 7 to manage or supervise the management of the business and affairs of the Property in accordance with this Agreement.

"**Mining**" means the mining, extracting, producing, treating, handling, milling or other processing of Products.

"**Mine and Plant**" means a mine, whether one or more, shafts, mine workings and access thereto located on the Property and all other facilities constructed or installed on the Property or otherwise, including without limitation, all buildings, plants, structures, facilities for open pit mining, underground mining, machinery, equipment, housing, townsite, power, fuel and water supply, storage, waste disposal, roads and other transportation facilities and all other facilities relating thereto or which may be required for use in connection therewith, provided that where there is more than one Mine and Plant on the Concessions, the provisions hereof shall apply *mutatis mutandis* to each Mine and Plant.

"**Notices**" has the meaning set forth in section 16.1.

"**Offer**" has the meaning set forth in section 13.2.

"**Offer Notice**" has the meaning set forth in section 13.2.

"**Offer Notice Acceptance**" has the meaning set forth in section 13.3.

"**Offered Interest**" has the meaning set forth in section 13.1.

"**Operator**" means that person or company appointed to manage and direct daily operations (including without limitation, Mining) on the Concessions and any Mine and Plant pursuant to this Agreement.

"**Operations**" means Exploration, Development, Mining and all other activities carried out pursuant to this Agreement.

"**Other Participant**" has the meaning set forth in section 13.2.

"**Parents**" means Desert Sun (as one party) and Valencia and William (as one party).

"**Parties**" means the parties to this Agreement and for greater certainty and without limitation, may connote that the Venture has not yet commenced.

"**Party**" means a party to this Agreement.

"**Participant**" and "**Participants**" mean the Persons that from time to time have Participating Interests and for greater certainty and without limitation, shall connote that the Venture has commenced and at a minimum, that DSM Brasil has acquired the First Interest. The Participants shall be DSM Brasil and Jacobina.

"**Participating Interest**" means the percentage interest representing the operating ownership interest of a Participant in the Property and all other rights and obligations arising under this Agreement, as such interest may from time to time be adjusted hereunder.

"**Person**" means an individual, partnership, company, corporation, unincorporated association, joint venture, trust or any other agency or instrumentality thereof or any other judicial entity or person, government or governmental agency, authority or entity howsoever designated or constituted.

"**Prime Rate**" means the interest rate quoted from time to time as "**Prime**" by the Royal Bank of Canada to its most creditworthy customers.

"**Products**" means all ores, metals, and minerals, mined or extracted from the Concessions or any portion thereof and any concentrates produced therefrom, excluding bulk test samples.

"**Program**" means a description in reasonable detail of Operations to be conducted and objectives to be accomplished by the Operator with respect to the Property.

"**Project**" means the Operations, preparation and delivery of a Feasibility Study and the construction and operation of a Mine and Plant.

"**Property**" means the Concessions, the Mine and Plant, Products and any personal property and equipment used to explore, develop and exploit the Concessions.

"**Respondent**" has the meaning set forth in section 16.5.

"**Transfer**" when used as a verb, means to sell, grant, assign, encumber, pledge or otherwise commit or dispose of, directly or indirectly, including through mergers, consolidations or asset purchases. When used as a noun, "**Transfer**" means a sale, grant, assignment, pledge or disposal or the commitment to do any of the foregoing, directly or indirectly, including through mergers, consolidation or asset purchase.

"**TSX**" means the Toronto Stock Exchange.

"**Valencia Group**" means collectively, Valencia, Jacobina and William.

"**Venture**" means the business arrangement of the Participants under this Agreement from and after the acquisition by DSM Brasil of the First Interest.  For greater certainty and without limitation, notwithstanding the foregoing, the Venture shall not be deemed to be constituted until after the Additional Interest Earn-In Period and if DSM Brasil has delivered the Additional Interest Election (notwithstanding the fact that the Escrow Arrangements may be in place).  If DSM Brasil does not acquire the Additional Interest during the Additional Interest Earn-In Period, from and after termination of the Additional Interest Earn-In Period, the Venture shall be deemed to be constituted as at and from the date of DSM Brasil's acquisition of the First Interest.

"**Venture Date**" means the date upon which the Venture is constituted.

1.2     **Currency**.  All references in this Agreement to currency, unless otherwise specified, are in terms of Canadian dollars.

1.3     **Gender and Plural**.  In this Agreement:  (i) all references to the masculine gender include the feminine and neuter genders and *vice versa*; (ii) all references to the singular include the plural and *vice-versa*; and (iii) the word "**shall**" has the same meaning in this Agreement as the word "**will**".

1.4     **Business Days**.  All references in this Agreement to business days are to days excluding Saturdays, Sundays and statutory or civic holidays in the Province of Ontario.

1.5     **Period of Time**.  When calculating the period of time within which or following which any act is to be done or step is to taken pursuant to this Agreement, the date which is the reference date in calculating such period shall be excluded.  If the last day of such period is a non-business day, the period in question shall end on the next business day.

1.6     **Section Headings**.  The section and other headings contained in this Agreement or in the Schedules are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.



**ARTICLE 2**
**REPRESENTATIONS AND WARRANTIES**


**2.1     Representations and Warranties.**

The members of the Valencia Group do hereby jointly and severally represent and warrant to Desert Sun and DSM Brasil as follows and acknowledge that Desert Sun and DSM Brasil are relying on such representations and warranties in entering into this Agreement and acknowledge and agree that such representations and warranties shall be true and correct during the Farm-In Period, the Additional Interest Earn-In Period and as of the Venture Date and the Additional Interest Acquisition Date, with the same force and effect as if made on and as of each such date:

(a) **Due Incorporation and Organization.**  Each member of the Valencia Group is duly incorporated, organised, validly subsisting and in good standing, with respect to the filing of annual reports, under the laws of the jurisdiction of their respective incorporation with full capacity, as the case may be, and each is qualified to do business and hold property, mining concessions and assets in the Federative Republic of Brazil (in the case of Valencia and William through their collective ownership of all of the issued and outstanding shares of Jacobina).

(b) **Corporate Power.**  Each member of the Valencia Group has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to or contemplated by this Agreement and to carry out and perform all of its obligations and duties hereunder.

(c) **Corporate Approvals.**  Each member of the Valencia Group has duly obtained all requisite corporate and regulatory authorizations for the execution, delivery and performance of this Agreement and such execution, delivery and performance and the consummation of the transactions herein contemplated, will not conflict with or result in a breach of any covenants or agreements contained in or constitute a default under or result in the creation of any Encumbrance under the provisions of its constating documents or any shareholders' or directors' resolution.

(d) **Approvals.**  The execution, delivery and performance of this Agreement by each member of the Valencia Group and the consummation of the transactions herein contemplated will not conflict with or result in a breach of any covenants or agreements contained in or constitute a default under any indenture, agreement or other instrument whatsoever to which any members of the Valencia Group is a party or by which any members of the Valencia Group is bound and do not contravene any applicable laws.

(e) **Due Execution and Delivery.**  This Agreement has been duly executed and delivered by each member of the Valencia Group and is valid, binding and enforceable against each member of the Valencia Group in accordance with its terms.

(f) **No Acts of Bankruptcy.**  No member of the Valencia Group has committed an act of bankruptcy, is insolvent, has proposed a compromising arrangement to its creditors generally, has had any petition for a receiving order in bankruptcy filed against it, has made a voluntary assignment in bankruptcy, has taken any proceedings with respect to a compromise or arrangement, has taken any proceeding to have itself declared bankrupt or wound-up, has taken any proceeding to have a receiver appointed of any part of its assets, has had any encumbrancer take possession of any of its property or has had any execution or distress become enforceable or become levied upon any of its property.

(g) **Brokerage or Finder's Fee.** There is no Person acting or purporting to act at the request of any member of the Valencia Group who is entitled to any brokerage or finder's fee in connection with the transactions contemplated herein.

(h) **Interest**. Jacobina is the beneficial owner of a 100% undivided interest in the Property, free and clear of any and all Encumbrances save and except as set out in Schedule 2.1(h). Jacobina has the full power to hold its interest in the Property and hold recorded or registered title to the Property. The Property is duly recorded in the name of Jacobina and is in good standing pursuant to all applicable laws.

(i) **Property in Good Standing**. The mining claims forming part of the Concessions are in good standing until the dates indicated in Schedule "A" and no event, condition or occurrence exists that, after notice or lapse of time or both, would constitute a default under such mining claims.

(j) **Properly Staked.** Each mining claim forming part of the Concessions has been properly staked, tagged, located and recorded, as necessary, in the Federative Republic of Brazil.

(k) **Taxes, Charges and Assessments.** All taxes and charges with respect to the Property have been paid in full as of the date hereof. (see also section 3.5).

(l) **Adverse Claims**. There are no existing, pending or threatened adverse claims or challenges against or to the ownership of, possession, operation, control, management or title to the Concessions or substances thereon or therefrom nor, to the best knowledge of the members of the Valencia Group, is there any basis therefor.

(m) **Compliance with Laws.** Jacobina has fully complied with all laws with respect to the Property and no members of the Valencia Group has received notice of any breach, violation or default with respect to the Property. Conditions on and relating to the Property are in compliance with all applicable laws.

(n) **Work Orders**. There are no outstanding work orders or actions required or reasonably anticipated to be required to be taken in respect of the rehabilitation or restoration of the Property or relating to environmental matters in respect of the Property or any operations thereon, nor has any member of the Valencia Group received notice of same.

(o) **<u>Mining Practices</u>**. The prospecting work, processes, undertaking and other operations carried on or conducted by or on behalf of any members of the Valencia Group in respect of the Concessions have been carried on or conducted in a sound and workmanlike manner and in compliance with sound geological and geophysical exploration and mining, engineering and metallurgical practices. To the best knowledge of the members of the Valencia Group, all such work, processes, undertaking and other operations are in compliance with all applicable national, state and local laws, by-laws, ordinances, permits, rules, regulations and orders or decisions rendered by any governmental or quasi-governmental ministry, department or administrative or regulatory agency.

(p) **<u>Hazardous Substances</u>.** To the best knowledge of the members of the Valencia Group, no Hazardous Substance has been placed, held, located, used or disposed of, on, under or at the Concessions by the members of the Valencia Group or their respective agents. Save and except as set out in Schedule 2.1(p), to the best knowledge of the members of the Valencia Group no claim has ever been asserted and there are no present circumstances which could reasonably form the basis for the assertion of any claim against any members of the Valencia Group for Losses of any kind as a direct or indirect result of the presence on or under or the escape, seepage, leakage, spillage, discharge, emission or release from the Concessions of any Hazardous Substance.

(q) **<u>No Condemnation</u>**. No member of the Valencia Group has received notice of the existence of condemnation, expropriation or similar proceedings affecting the Concessions.

(r) **<u>Buildings and Fixtures</u>**. All of the buildings, fixtures and improvements located on the Concessions or comprising the Concessions are in good condition and repair, ordinary wear and tear excepted and are usable in the ordinary course of business.

(s) **<u>Litigation</u>.** Except as set out in Schedule 2.1(s), there is no legal, administrative, arbitration or other proceeding, claim or action of any nature or investigation pending or, to the best knowledge of the members of the Valencia Group, threatened against or involving the Property or which questions or challenges the validity of this Agreement or any action taken or to be taken by the members of the Valencia Group pursuant to this Agreement or any other agreement or instrument to be executed and delivered by the members of the Valencia Group in connection with the transactions contemplated hereby and no member of the Valencia Group knows or has any reason to know of any valid basis for any such legal, administrative, arbitration or other proceeding, claim, action of any nature or investigation. No member of the Valencia Group is subject to any judgment, order or decree entered in any lawsuit or proceeding which has had or may be expected to have an adverse effect on the Property or the completion of the transactions herein contemplated.

(t) **No Proprietary or Possessory Interest.** Save and except as set out in Schedule 2.1(t), no Person has any proprietary or possessory interest in the Concessions and no Person is entitled to any royalty or any other payment in the nature of rent or royalty on any minerals, metals or concentrates or any other such products removed from the Concessions.

(u) **All Material Information.** Each member of the Valencia Group has made available to Desert Sun and DSM Brasil all material information in their possession or control relating to the Property and throughout the Farm-In Period, shall continue to make available to Desert Sun and DSM Brasil all information in their possession or control relating to the Property.

(v) **No Additional Information**. No member of the Valencia Group has any information or knowledge of any facts pertaining to the Property or substances thereon or therefrom not disclosed in writing to Desert Sun and DSM Brasil, which if known to Desert Sun and DSM Brasil might reasonably be expected to deter Desert Sun and DSM Brasil from completing the transactions contemplated hereby.

**2.2 Construction.** The representations and warranties herein before set out are conditions on which Desert Sun and DSM Brasil have relied in entering into this Agreement, are to be construed as both conditions and warranties and regardless of any investigation which may have been made by or on behalf of Desert Sun and DSM Brasil as to the accuracy of such representations and warranties shall, survive the closing of the transactions contemplated hereby. Each member of the Valencia Group shall jointly and severally indemnify and save Desert Sun and DSM Brasil harmless from all Losses, arising out of or in connection with any breach of any representation or warranty contained in this Agreement and Desert Sun and DSM Brasil shall be entitled to set off any such Losses, suffered as a result of any such breach against any payment or expenditure required to be made by them pursuant to the terms hereof.

# ARTICLE 3

## FARM-IN OF FIRST INTEREST

3.1 **Termination of Prior Agreements**. The Parties do hereby agree that effective upon the execution and delivery hereof by all Parties without any further or other act or formality on the part of any Party, the Former Earning and Joint Venture Agreement and the Extension Letter shall be null and void and of no further force or effect.

3.2    **First Interest**.  DSM Brasil shall have the sole, exclusive and immediate right and option to acquire the First Interest upon the making of Expenditures with respect to the Property of a minimum of US$2.0 million on or before December 31, 2004 (or such later date as may be mutually agreed to by the Parties).  For greater certainty and without limitation, it is understood and agreed that during the Farm-In Period, DSM Brasil shall be the sole contributor of Expenditures.  Valencia also acknowledges receipt of: (i) the sum of $25,000 in January 2002; and (ii) the further sum of $100,000 in September 2002.  Such sums were in consideration of the grant of the option to acquire the First Interest and the Additional Interest, respectively.

3.3    **Termination of Right to Acquire First Interest**.  Subject to section 3.9, if DSM Brasil shall fail to incur any of the Expenditures set forth section 3.2 or if DSM Brasil shall deliver to the members of the Valencia Group a written notice stating that DSM Brasil elects to abandon all interest in the First Interest, the Additional Interest and the Property; and this Agreement (the "**First Interest Abandonment Notice**"), then DSM Brasil shall be deemed to have abandoned all interest in the First Interest, the Additional Interest, the Property and this Agreement shall terminate and be of no further force or effect save and except as provided in section 14.3, it being understood and agreed that DSM Brasil shall have no further payment or Expenditure obligations.  At the option of the members of the Valencia Group and upon notice to DSM Brasil, all buildings, plant, equipment, machinery, tools, appliances and supplies which may have been brought on the Property during the Farm-In Period shall be removed by Desert Sun and DSM Brasil at their own sole cost and expense, at any time not later than 180 days after the termination of this Agreement, failing which the same shall become the property of the members of the Valencia Group.

3.4    **Acquisition of First Interest**.  Subject to section 3.9, upon and subject to DSM Brasil incurring those Expenditures set forth in section 3.2, DSM Brasil shall have acquired the First Interest.

3.5    **Additional Interest**.  Provided that DSM Brasil shall have acquired the First Interest and that Desert Sun and DSM Brasil shall not have sent a written notice to the members of the Valencia Group stating that they shall abandon the option to acquire the Additional Interest (the "**Additional Interest Abandonment Notice**"), during the Additional Interest Earn-In Period, DSM Brasil shall have the sole and exclusive right and option to acquire the Additional Interest within 90 days of DSM Brasil's acquisition of the First Interest (the "**Additional Interest Termination Date**"), subject to as hereinafter provided.  To exercise its option to acquire the Additional Interest, Desert Sun and DSM Brasil shall send a written notice (the "**Additional Interest Election**") to the members of the Valencia Group on or before the Additional Interest Termination Date, advising of the exercise of the Additional Interest option, closing to occur within 10 Business Days (subject to as hereinafter provided).  On closing against delivery of: (i) a legal opinion with respect to the Property being owned by Jacobina, free and clear of any and all Encumbrances, with good and marketable title thereto, in form and content satisfactory to Desert Sun and DSM Brasil; (ii) duly executed recordable or registrable deeds/transfers with respect to the Property pursuant to which a 100% undivided interest therein is transferred to DSM Brasil, free and clear of any and all Encumbrances; (iii) an agreement terminating this Agreement; and

(iv) a joint and several indemnity from the members of the Valencia Group to do any and all acts and things as shall be necessary to effect the Property transfer, free and clear of any and all Encumbrances, with good and marketable title thereto in form and content satisfactory to all Parties. For greater certainty and without limitation, such indemnification shall indemnify Desert Sun and DSM Brasil as against Losses that may be suffered by Desert Sun and/or DSM Brasil as a result of or in connection with all pre-existing tax liabilities (known, unknown, contingent, quantified or unquantified) as at the Venture Date with respect fo the Property and/or any member of the Valencia Group or any then existing Subsidiaries of the members of the Valencia Group, including without limitation, those taxes set forth in Schedule 2.1(k); DSM Brasil shall deliver the sum of $5.0 million by certified cheque or wire transfer in immediately available funds to the Valencia Group (the "**Additional Interest Payment**").

Desert Sun may at its own sole option, elect to satisfy all or part of the Additional Interest Payment, on the delivery of a written notice to the members of the Valencia Group (the "**Desert Sun Election**") contemporaneous with the delivery of the Additional Interest Election via the issuance of common shares in the capital of Desert Sun at an issue price equal to the average closing price of the common shares of Desert Sun for the 20 days preceding the date of delivery of the Desert Sun Election.

If Desert Sun does not deliver a Desert Sun Election or if the Desert Sun Election provides for the satisfaction of less than one-half of the Additional Interest Payment via the issuance of common shares and the Valencia Group seeks to elect to receive a greater proportion of the Additional Interest Payment via the issuance of common shares in the capital of Desert Sun, then the Valencia Group shall have the right, on the delivery of a written notice to Desert Sun and DSM Brasil (the "**Additional Interest Stock Payment Election**") within five days of receipt of the Desert Sun Election, to elect to receive up to one-half of the Additional Interest Payment via the issuance of common shares in the capital of Desert Sun to the Valencia Group, at an issue price equal to the average closing price of the common shares of Desert Sun for the 30 days preceding the date of delivery of the Additional Interest Election. In the event of an inconsistency between the issue price set forth in the Desert Sun Election and the Additional Interest Share Election, the issue price set forth in the latter shall prevail. Jacobina acknowledges that as and when any such common shares in the capital of Desert Sun are issued they may be subject to a statutory hold period pursuant to the *Securities Act*, Ontario as well as any hold period that may be imposed by the rules and regulations of the TSX and that the share certificate shall contain a legend to such effect. Moreover, upon issuance, the Valencia Group or the registered holder of such shares shall execute and deliver to and in favour of Desert Sun, an agreement in form and content satisfactory to Desert Sun pursuant to which the Valencia Group or such registered holder agrees in any one week, not to sell more than 10 percent of the cumulative total number of common shares in the capital of Desert Sun that traded on the TSX since the date of the Additional Interest Stock Payment Election less the number of common shares in the capital of Desert Sun that the Valencia Group or such registered holder has previously sold, subject to a maximum of 25 percent of the previous week's total volume of common shares in the capital of Desert Sun traded on the TSX.

For greater certainty and without limitation, if Desert Sun and DSM Brasil shall have delivered the Additional Interest Election (whether or not it contains the Additional Interest Stock Payment Election) and within the time provided for closing, the members of the Valencia Group shall not be able to deliver good and marketable title free and clear of all Encumbrances to the Property, then the Parties shall enter into a mutually acceptable escrow agreement on terms and conditions satisfactory to all parties thereto (the "**Escrow Arrangements**").

Additionally, DSM Brasil shall have the option to elect to acquire (in the place and stead of the Additional Interest), a 100% undivided interest in all of the issued and outstanding shares in the capital of Jacobina, free and clear of any and all Encumbrances (the "**Additional Interest Share Election**").  If DSM Brasil shall opt to exercise the Additional Interest Share Election, the Additional Interest Election shall so provide and closing shall occur within 10 Business Days (subject to as hereinafter provided).  On closing, against delivery of: (i) a legal opinion as to all of the ownership of Jacobina (the "**Jacobina Ownership** ") being owned by Valencia and William, free and clear of any and all Encumbrances with good and marketable title thereto and the assets and properties of Jacobina, in form and content satisfactory to Desert Sun and DSM Brasil; (ii) a legal opinion with respect to the Property being owned by Jacobina, free and clear of any and all Encumbrances, with good and marketable title thereto, in form and content satisfactory to Desert Sun and DSM Brasil; (iii) a share purchase agreement, with the members of the Valencia Group executing as joint and several covenantors, containing standard, unqualified, two year term customary representations and warranties with respect to, without limitation, Valencia, William, Jacobina, their respective business and operations and the Jacobina Shares, in form and content satisfactory to Desert Sun and DSM Brasil; (iv) a notarial copy of amended Articles of Association and By-laws of Jacobina, duly noting the change of 100% of the ownership  to Desert Sun and/or DSM Brasil and/or their respective designated nominee(s), in form and content satisfactory to Desert Sun and DSM Brasil; and (v) a joint and several indemnification from the members of the Valencia Group and all other then existing Subsidiaries of the members of the Valencia Group indemnifying Desert Sun and DSM Brasil from and against any and all Losses that may be suffered by Desert Sun and/or DSM Brasil as a result of the ownership of the Jacobina Shares (provided such Losses arise in respect of operations of Jacobina prior to DSM Brasil's ownership of the Jacobina Ownership).  For greater certainty and without limitation, such indemnification shall include Losses that may be suffered by Desert Sun and/or DSM Brasil as a result of or in connection with all pre-existing tax liabilities (known, unknown, contingent, quantified or unquantified) as at the Venture Date with respect fo the Property and/or any member of the Valencia Group or any then existing Subsidiaries of the members of the Valencia Group, including without limitation, those taxes set forth in Schedule 2.1(k).

3.6    **Termination of Right to Acquire Additional Interest**.  For greater certainty and without limitation, if DSM Brasil shall fail to incur any of the Expenditures set forth in section 3.2 above or if Desert Sun and DSM Brasil shall deliver to the members of the Valencia Group the Additional Interest Abandonment Notice, Desert Sun and DSM Brasil shall be deemed to have abandoned all interest in the Additional Interest.

3.7    **Proof as to Expenditures**. Desert Sun and DSM Brasil shall deliver to the members of the Valencia Group within 30 days of the time limit set forth for making the Expenditures set forth in section 3.2, a statutory declaration of a senior officer of DSM Brasil stating the amount of the Expenditures incurred and such statutory declaration shall be *prima facie* evidence of such Expenditures having been made.  Within 30days of receipt by the members of the Valencia Group of DSM Brasil's said statutory declaration the members of the Valencia Group may deliver to Desert Sun and DSM Brasil a written notice questioning the accuracy of the statutory declaration.  The matter shall be thereupon referred to DSM Brasil's auditor for final determination and the Parties shall each give such auditor all necessary access to their respective records.  If the auditor determines that DSM Brasil has not incurred the required Expenditures within the time specified, DSM Brasil will not lose any of its rights hereunder and this Agreement will not terminate if DSM Brasil pays to Jacobina within 15 days of receipt of the auditor's determination an amount equal to 150% of the deficiency of such Expenditures.

3.8    **Excess Expenditures**.  If at any time during the Farm-In Period any Expenditures incurred by DSM Brasil exceed the Expenditures required to be incurred by DSM Brasil to acquire the First Interest, all of such excess Expenditures shall be credited against future Expenditure requirements.

3.9    **Lesser First Interest**.  If Desert Sun and DSM Brasil shall deliver the First Interest Abandonment Notice but as at the date of such notice, DSM Brasil shall have advanced a minimum of US$500,000 in respect of Expenditures, the First Interest shall be amended for all purposes of this Agreement, to be equal to a number calculated as follows: amount of Expenditures advanced by DSM Brasil divided by US$2.0 million multiplied by 51% and the Venture shall be deemed to be duly constituted.

3.10   **Execution and Registration of Documents in Brazil**.  Upon the execution and delivery of this Agreement by the Parties, Brazilian counsel shall be instructed to prepare (in both the Portugese and the English language) documents for due registration and recordation in the public register or registers in the Federative Republic of Brazil, in form and content satisfactory to the Parties, to evidence the interest of Desert Sun and DSM Brasil in the Property (including without limitation, the First Interest and the Additional Interest).  Such documents shall include this Agreement, a lease and/or mortgage of the Concessions and a chattel mortgage or pledge on all personal property forming a part of and/or included in the Property. All such documents shall not be inconsistent with this Agreement.  For greater certainty and without limitation, in the event of any inconsistency, the provisions of this Agreement shall prevail.

# ARTICLE 4
## NAME, PURPOSES AND TERM

4.1     **General**.  The Parties hereby enter into this Agreement for the purposes herein stated.  All of the Parties' rights with respect to the Property and all of the Operations on or in connection with the Property shall be subject to and governed by this Agreement.   The Venture shall be constituted on the Venture Date when DSM Brasil acquires the First Interest, subject to the provisions of section 3.9 and subject to the additional proviso that the Venture shall not be deemed to be constituted during the Additional Interest Earn-In Period.

4.2     **Name**.  The name of the Venture shall be as determined by mutual agreement of the Participants.  The Operator shall accomplish any registration required by applicable assumed or fictitious name statutes and similar statutes.

4.3     **Purposes**.  The Venture shall be entered into for the following purposes and shall serve as the exclusive means by which the Participants or either of them accomplish such purposes:

(a)     To conduct Exploration within the Property.

(b)     To engage in Development and Mining operations on the Property.

(d)     To evaluate the possible further Development of the Property.

(c)     To engage in marketing Products.

(d)     To perform any other activity necessary, appropriate or incidental to any of the foregoing.

Unless the Participants otherwise agree in writing, Operations shall be limited to the purposes described in this section.

4.4     **Term of the Venture**.  The term of the Venture shall be for 30 years from the Venture Date and for so long thereafter as Products are produced from the Property unless this Agreement is terminated earlier as herein provided.

**ARTICLE 5**
**RELATIONSHIP**

5.1 **No Partnership**. Nothing contained in this Agreement shall be deemed to constitute either Party or Participant, as the case may be, the partner of the other (Desert Sun and DSM Brasil being considered as one Party or Participant and the members of the Valencia Group being considered as one Party or Participant for the purposes of this Article) nor except as otherwise herein expressly provided, to constitute either Party or Participant, as the case may be, the agent or legal representative of the other nor to create any fiduciary relationship between the Parties or Participants, as the case may be. It is not the intention of the Parties or Participants, as the case may be, to create nor shall this Agreement be construed to create any mining, commercial or other partnership. Neither Party nor Participant, as the case may be, shall have any authority to act for or to assume any obligation or responsibility on behalf of the other Party or Participant, as the case may be, except as otherwise expressly provided herein. The rights, duties, obligations and liabilities of the Parties or Participants, as the case may be, shall be several and not joint or collective. Each Party or Participant, as the case may be, shall be responsible only for its obligations as herein set out and shall be liable only for its share of the costs and expenses as provided herein, it being the express purpose and intention of the Parties or Participants, as the case may be, that their ownership of the Property and the rights acquired hereunder shall be as tenants in common. Each Party or Participant, as the case may be, shall indemnify, defend and hold harmless the other Party or Participant, as the case may be, its directors, officers, employees, agents and attorneys from and against any and all Losses, arising out of any act or any assumption of liability by the indemnifying Party or Participant, as the case may be, or any of its directors, officers, employees, agents and attorneys done or undertaken or apparently done or undertaken on behalf of the other Party or Participant, as the case may be, except pursuant to the authority expressly granted herein or as otherwise agreed in writing between the Parties or Participants, as the case may be.

5.2 **Tax Returns**. The Operator shall prepare and shall file, after approval of the Management Committee, any tax returns or other tax forms required on behalf of the Venture.

5.3 **Other Business Opportunities**. Except as expressly provided in this Agreement, each Party or Participant, as the case may be, shall have the right independently to engage in and receive full benefits from business activities whether or not competitive with Operations without consulting the other Party or Participant, as the case may be. The doctrines of "**corporate opportunity**" or "**business opportunity**" shall not be applied to any other activity, venture or operation of either Party or Participant, as the case may be, and neither Party nor Participant, as the case may be, shall have any obligation to the other with respect to any opportunity to acquire property at any time. Unless otherwise agreed in writing neither Party nor Participant, as the case may be, shall have any obligation to mill, beneficiate or otherwise treat any Products or any other Participant's share of Products in any facility owned or controlled by such Participant.

5.4     **Title**.   Title to the Property shall remain in the name of Jacobina up to the Venture Date and/or the Additional Interest Earn-In date and thereafter shall be held in the name of Jacobina for the benefit of the Participants in accordance with their Participating Interests. Title to all other Property, at the option of the Operator shall be held and/or acquired in the name of the Operator or Jacobina, for the benefit of the Participants in the Venture provided however that the non-Operator shall be entitled to require Jacobina or the Operator, as the case may be, to execute, file and record such documents as may be required by the non-Operator to document or provide notice of the non-Operator's Participating Interest in any or all of such other Property.

5.5     **Waiver of Right to Partition**.   The Participants hereby waive and release all rights of partition or of sale in lieu thereof or other division of Property including any such rights provided by statute.

5.6     **Transfer or Termination of Rights to Property**.   Except as otherwise provided in this Agreement subject to the provisions of Article 13, neither Participant shall Transfer all or any part of its interest in this Agreement or the Property or otherwise permit or cause such interests to terminate.   For greater certainty and without limitation, during the Farm-In Period, DSM Brasil shall not have the right to transfer its interest in this Agreement, the First Interest, the Additional Interest, the Venture or the Property.

5.7     **Implied Covenants**.   There are no implied covenants contained in this Agreement other than those of good faith and fair dealing.

5.8     **Purpose**.   Following the formation of the Venture from and after the Additional Interest Earn-In Period, the Participants shall use their reasonable best efforts to bring about Commercial Production.

5.9     **Further Assurances and Property Maintenance**.   From and after the constitution of the Venture from and after the Additional Interest Earn-In Period, each Participant and the Parents shall do any and all acts and things and shall execute any and all documents necessary in order to maintain the Property and the Project in good standing.


**ARTICLE 6**
**INTERESTS OF PARTICIPANTS**

6.1   **Initial Contributions**.   If DSM Brasil acquires the First Interest and elects not to acquire or is deemed to have elected not to acquire the Additional Interest, the value of DSM Brasil's initial contribution shall be the total of those Expenditures incurred by DSM Brasil pursuant to section 3.2, subject to section 3.9, and the deemed value of Jacobina's initial contribution shall be US$1,921,570 (or shall be recalculated, based on the provisions of section 3.9) (collectively, the "**Initial Contributions**")

6.2 **Right to Withdraw**. At any time prior to the Venture Date, subject to the provisions of section 3.9, DSM Brasil may, at its sole and unilateral discretion, cease to make any further Expenditures towards developing the Property without having to pay any further compensation to the members of the Valencia Group and this Agreement shall be at an end.

6.3 **Initial Participating Interests**. As at the Venture Date, subject to the provisions of section 3.9, the Participants shall have the following Initial Participating Interests:

(a) The Initial Participating Interests shall be: DSM Brasil 51% and Jacobina 49% (collectively, the "**Initial Participating Interests**")

(b) If the provisions of section 3.9 are operative, then the Participating Interest of DSM Brasil shall be that interest as calculated pursuant to the provisions of section 3.9 and the Participating Interest of Jacobina shall be 100 minus the Participating Interest of DSM Brasil as so calculated (the "**Initial Contributing Interest**").

6.4 **Changes in Participating Interests**. The Participants' Participating Interests shall not be subject to change during the Farm-In Period including for greater certainty and without limitation, the Additional Interest Earn-In Period. Subject to section 6.7, a Participant's Participating Interest shall be changed thereafter as follows:

(a) Upon an election by a Participant pursuant to section 6.5 to contribute to approved Program and Budget less than the percentage reflected by its Participating Interest or, the Initial Contributing Interest, as the case may be; or

(b) In the event of default by a Participant in making its agreed-upon contribution to an approved Program and Budget, followed by an election by any other Participant to invoke section 6.6(c); or

(c) Acquisition of less than all of the Participating Interest of the other Participant, however arising.

6.5 **Voluntary Reduction in Participation**. After DSM Brasil elects or is deemed to have elected not to acquire the Additional Interest, as the case may be, except with respect to a Participant's obligation to make contributions toward the Venture's operating cost requirements under the most recent approved Program and Budget (as to which no election is permitted), a Participant may elect to limit its contributions toward an approved Program and Budget as follows:

(a) To some amount less than its respective Participating Interest, or the Initial Contributing Interest, as the case may be; or

(b)     Not at all.

Subject to section 6.7, if a Participant then elects to contribute to an approved Program and Budget some amount less than its respective Participating Interest or the Initial Contributing Interest, as the case may be, or not at all, the Participating Interest of that Participant shall be recalculated at the time of such election by dividing the sum of, (i) such Participant's initial contribution set forth in section 6.1; (ii) the total of all of such Participant's contributions toward the Venture to the date of such election; and (iii) the amount, if any, that such Participant elects to contribute toward the approved Program and Budget, by the sum of (i), (ii) and (iii) above for both Participants; and then multiplying the result by 100.   The Participating Interest of the other Participant shall thereupon become the difference between 100% and the recalculated Participating Interest of the Participant that made such election pursuant to this section 6.5.

6.6     **Default in Meeting Cash Calls**

(a)     Subject to section 6.7, after DSM Brasil has elected or is deemed to have elected not to acquire the Additional Interest, if a Participant defaults in paying a cash call pursuant to this Agreement, in its sole discretion, the non-defaulting Participant may advance the defaulted amount on behalf of the defaulting Participant and may treat the same together with any accrued interest as a demand loan bearing interest from the date of the advance at the Prime Rate.   Failure to repay the loan upon demand shall be a default.

(b)     A default in paying a cash call or loan shall be cured within 15 days after notice to the defaulting Participant of such default, by the payment by the defaulting Participant to the Venture or to the non-defaulting Participant, of an amount equal to the amount of the cash call for which the Participant is in default multiplied by 1.25 (the "**Damages Amount**").   During the period of default commencing after the 15day period, the Venture or the non-defaulting Participant, shall be entitled to the proceeds from the Participant's share of Products to fund the required cash call up to a maximum of the Damages Amount.   If such proceeds are sufficient to pay the entire Damages Amount, the defaulting Participant shall be deemed to have cured the default and shall owe nothing further to the non-defaulting Participant.   If such proceeds are insufficient to pay the entire Damages Amount, the defaulting Participant may cure the default by paying to the Venture or to the non-defaulting Participant, the difference between the Damages Amount and the amount received from such proceeds within the 15 day period by the non-defaulting Participant.

(c)     The Participants acknowledge that if a Participant defaults in paying a cash call or in repaying a loan or paying the Damages Amount as required hereunder, it will be difficult to measure the damages resulting from any such default.  In the event of any such default, as reasonable liquidated damages, the non-defaulting Participant may, with respect to any such default not cured as provided for in section 6.6(b) above, elect to treat such default as a deemed withdrawal from the Venture, in which event the defaulting Participant's Participating Interest shall terminate and shall be automatically relinquished to the non-defaulting Participant, provided however subject to section 6.8, the defaulting Participant shall have the right to receive only a royalty pursuant to the provisions of section 6.7, up to recoupment of the value of the relinquished Participating Interest as at the date of relinquishment.

6.7     **Elimination of Minority Interest**.  Upon the reduction of a Participant's Participating Interest to 5% or less, such Participant's Participating Interest shall convert to a 5**%** net profits interest**.**

6.8     **Continuing Liabilities Upon Adjustments of Participating Interests**.   Subject to section 6.7, any reduction of a Participant's Participating Interest under this Article 6 shall not relieve such Participant or its Parent of its share of any liability, cost, penalty or fine whether it accrues before or after such reduction arising out of Operations conducted prior to such reduction.  For the purposes of this Article 6, such Participant's (which is hereby guaranteed by its Parent) share of the said liability, cost, penalty or fine shall be equal to its Participating Interest at the time the liability, cost, penalty or fine was incurred.  The increased Participating Interest accruing to a Participant as a result of the reduction of another Participant's Participating Interest shall be free of Encumbrances arising by, through or under such other Participant.   At any time upon the request of the other Participant, a Participant whose Participating Interest has been adjusted, shall execute and acknowledge instruments and perform such acts necessary to evidence such adjustment in form sufficient for recording in the jurisdiction where the Property is located.


**ARTICLE 7**
**MANAGEMENT COMMITTEE**

7.1     **Organization and Composition**.   The Parties hereby establish a Management Committee to determine overall policies, objectives, procedures, methods and actions under this Agreement.  The Management Committee shall be constituted as at the Effective Date and during the Farm-In Period including for greater certainty and without limitation, the Additional Interest Earn-In Period and shall remain constituted as at the Venture Date.  The Management Committee shall consist of one member appointed by each of the Parties (Desert Sun and DSM Brasil acting as one Party and the members of the Valencia Group acting as one Party) during the Farm-In Period including for greater certainty and without limitation, the Additional Interest Earn-In Period and shall consist of three members appointed by Desert Sun and DSM Brasil and two members appointed by the members of the Valencia Group, the Participants at such time as the Venture is constituted.  Each Party or Participant, as the case may be, may appoint one or more alternates to act in the absence of a regular member.  Any alternate so acting shall be deemed a member.  Appointments shall be made or changed by notice to the other Party or Participant, as the case may be.

7.2     **Decision**.  Each Party or Participant, as the case may be, acting through its appointed members shall have the number of votes on the Management Committee equal to its Participating Interest, provided that during the Farm-In Period DSM Brasil shall be deemed to hold 50% of the Participating Interests.  Unless otherwise provided in this Agreement, decisions of the Management Committee shall be determined by a majority vote.  No question submitted to the Management Committee need be seconded and the Chairman, if any, of the Management Committee shall be entitled to submit questions.  The Operator shall be entitled to appoint the Chairman of the Management Committee who shall have a second or casting vote.

7.3     **Meeting**.  The Management Committee shall hold regular meetings at least semi-annually in Toronto or at other locations agreed to by the Parties or the Participants, as the case may be.  The Operator shall give seven days' notice to the Parties or the Participants, as the case may be, of such regular meetings.  Additionally, either Party or Participant, as the case may be, may call a special meeting upon 15 days' notice to the Operator and the other Party or Participant, as the case may be.  In the case of emergency, reasonable notice of a special meeting shall suffice.  There shall be a quorum if at least one member representing each Party or Participant, as the case may be, is present.  No business other than the adjournment or termination of the meeting and the appointment of the Chairman of the Management Committee shall be transacted at any meeting unless a quorum is present at the commencement of the meeting but a quorum need not be present throughout the meeting.  If within half an hour from the time appointed for a meeting of the Management Committee a quorum is not present, it shall stand adjourned to the same day in the next week, at the same time and place.  Each notice of a meeting shall include an itemized agenda prepared by the Operator in the case of a regular meeting or by the Party or Participant, as the case may be, calling the meeting in the case of a special meeting, but any matters may be considered with the consent of both Parties or Participants, as the case may be.  The Operator shall prepare minutes of all meetings and shall distribute copies of such minutes to the Parties or Participants, as the case may be, within 30 days after each meeting.  Failure by a Party or a Participant, as the case may be, to sign or furnish written detailed notice of objection to the minutes within 20 days after receipt from the Operator shall be deemed acceptance of such minutes by the Parties or the Participants, as the case may be.  When signed or deemed accepted by all Parties or Participants, as the case may be, the minutes shall be the official record of the decisions made by the Management Committee and shall be binding on the Operator and the Parties or Participants, as the case may be.

7.4  **Action Without Meeting**.  In lieu of meetings, the Management Committee may hold telephone conferences so long as all decisions are immediately confirmed in writing by the Parties or the Participants, as the case may be.  The decision on any question by original or telefacsimile consent in writing of the representatives of both Parties or Participants, as the case may be, shall be as valid as if it had been decided at a duly called and held meeting of the Management Committee.

7.5  **Matters Requiring Approval**.  Except as otherwise provided by this Agreement, the Management Committee shall have the exclusive authority to determine all management matters related to this Agreement.

7.6  **Matters Requiring Unanimous Approvals**.  Notwithstanding any other provision of this Agreement, from and after the Venture Date, the following shall require the unanimous approval of the Management Committee:

(a)  Any proposal by the Operator to shut down Operations when the forecasted losses of the Venture for the one year period following the proposed shutdown are less than the closure and holding costs of the Venture for the same period.

(b)  Changing the Fiscal Year endof the Venture.

(c)  Selling all or substantially all of the Property.

(d  Entering into any material related party transaction.

(e)  Entering into any acquisition or investment other than in the ordinary course of business.

(g)  Disposing of any material property or assets other than in the ordinary course of business.

The matters set forth in this section shall not require the unanimous approval of the Management Committee if one Participant's Participating Interest becomes less than 25%.


**ARTICLE 8**
**OPERATOR**


8.1  **Appointment**.  Commencing on the Effective Date, during the Farm-In Period and from and after the Venture Date provided that DSM Brasil holds a minimum 50% Participating Interest in the Venture, DSM Brasil shall be entitled to be and is hereby appointed to be the Operator with overall management responsibility for Operations.

8.2 **Powers and Duties of Operator**. Subject to the general oversight and direction of the Management Committee, the Operator is vested with the full authority to manage and carry out the day to day management of the Property during the Farm-In Period and/or the Venture, as the case may be, and to conduct all Operations pursuant to the terms of this Agreement and the last approved Program and Budget. The Operator agrees, by itself or through its employees, agents or contractors, to carry out its duties in accordance with the terms and intent of this Agreement, on behalf of and for the account of the Parties and the Participants, as the case may be, pursuant to this Agreement. The Operation's powers and duties shall not be in derogation of the provisions of section 6.2. Without limiting the generality of the foregoing, the Operator shall have the following powers and duties:

(a)     The Operator shall manage, direct and control Operations.

(b)     The Operator shall implement the decisions of the Management Committee, shall make all expenditures necessary to carry out approved Programs and from and after the Venture Date, shall promptly advise the Management Committee if it lacks sufficient funds to carry out its responsibilities under this Agreement.

(c)     The Operator shall: (i) purchase or otherwise acquire all material, supplies, equipment, water, utility and transportation services required for Operations, such purchases and acquisitions to be made on the best terms available, taking into account all of the circumstances; (ii) obtain such customary warranties and guarantees as are available in connection with such purchases and acquisitions; and (iii) keep the Property free and clear of all Encumbrances except for those existing at the time of or created concurrent with the acquisition of such Property or as contemplated in this Agreement or mechanic's or materialmen's liens which shall be released or discharged in a diligent manner or Encumbrances specifically approved by the Management Committee.

(d)     The Operator shall conduct such title examinations and cure such title defects as may be advisable in the reasonable judgment of the Operator.

(e)     The Operator shall: (i) make or arrange for all payments required by leases, licenses, permits, contracts and other agreements related to the Property; (ii) pay all taxes, assessments and like charges on Operations and the Property except for taxes determined or measured by a Party's or a Participant's sales revenue or net income. If authorized by the Management Committee, the Operator shall have the right to contest in the courts or otherwise, the validity or amount of any taxes, assessments or charges if the Operator deems them to be unlawful, unjust, unequal or excessive or to undertake such other steps or proceedings as the Operator may deem reasonably necessary to secure a cancellation, reduction, readjustment or equalization thereof before the Operator shall be required to pay them but in no event shall the Operator permit or allow title to the Property to be lost as a result of the nonpayment of any taxes, assessments or like charges; and (iii) do all other acts reasonably necessary to maintain the Property.

(f)     The Operator shall:  (i) apply for all necessary permits, licenses and approvals; (ii) use reasonable best efforts to comply with applicable federal, state, local laws and regulations; (iii) notify promptly the Management Committee of any allegations of substantial violation thereof; and (iv) prepare and file all reports or notices required for Operations.

(g)     The Operator shall prosecute and defend, but shall not initiate without the consent of the Management Committee, all litigation or administrative proceedings arising out of Operations.  The other Party or Participant, as the case may be, shall have the right to participate in such litigation or administrative proceedings at its own expense.  The other Party or Participant, as the case may be, shall approve in advance any settlement involving payments, commitments or obligations in excess of $●.

(h)     The Operator shall provide insurance, as appropriate, for the benefit of the Parties or Participants, as applicable.

(i)     The Operator may dispose of Property whether by abandonment, surrender or Transfer in the ordinary course of business.  Without prior authorization from the Management Committee the Operator shall not:  (i) dispose of Property in any one transaction having a value in excess of $50,000; (ii) enter into any sales contracts or commitments for Product, except as permitted pursuant to the terms hereof; (iii) begin a liquidation of the Venture; or (iv) dispose of all or a substantial part of the Property necessary to achieve the purposes of the Venture.  Notwithstanding the foregoing, the Operator may not abandon, surrender or transfer any of the Concessions during the Farm-In Period.

(j)     The Operator shall have the right to carry out its responsibilities hereunder through agents, Affiliates or independent contractors.

(k)     The Operator shall perform or cause to be performed during the term of this Agreement all assessment and other work required by law and shall pay all rental fees or other charges required to maintain the Property.

(l)     The Operator shall keep and maintain all required accounting and financial records pursuant to the Accounting Procedure and in accordance with customary cost accounting practices in the mining industry.

(m)     The Operator shall keep the Management Committee advised of all Operations by submitting in writing to the Management Committee: (i) quarterly progress reports concerning Operations which include statements of Expenditures and comparisons of such Expenditures to the adopted Program and Budget and all pertinent data, including without limitation, drill and assay results, survey results, geological and reserve figures and production reports; (ii) periodic summaries of data required; (iii) copies of reports concerning Operations; (iv) a detailed final report within 90 days after completion of each Program and Budget which shall include comparisons between actual and budgeted expenditures and comparisons between the objectives and results of Programs; and (v) such other reports as the Management Committee may reasonably request.  At all reasonable times the Operator shall provide the Management Committee or the representative of any Party or Participant, as the case may be, upon the request of any member of the Management Committee, access to and the right to inspect and copy all maps, drill logs, core tests, reports, surveys, assays, analyses, production reports, operations, technical, accounting and financial records and other information acquired in Operations.  In addition, the Operator shall allow the other Party or Participant, as the case may be, at the latter's sole risk and expense and subject to reasonable safety regulations to inspect the Property and Operations at all reasonable times, so long as the inspecting Party or Participant, as the case may be, does not unreasonably interfere with Operations.

(n)     The Operator shall undertake all other activities reasonably necessary to fulfill the foregoing enumerated powers and shall undertake and is hereby empowered on behalf of the Venture to take all such other actions and do all such other things as are reasonably necessary to advance and foster the business of the Venture.

(o)     The Operator shall cause to be paid from monies it shall advance during the Farm-In Period and thereafter from the Joint Account, all employees and wage earners employed by it or its contractors in connection with the Property and/or the Venture, as applicable and for all materials and services purchased in connection therewith, except for claims for, without limitation, wages or materials which the Operator is contesting in good faith.  Operations generally will be carried out by employees of the Operator.  For greater certainty and without limitation, the Joint Account, at the option of the Operator, shall be in the name of the Operator or in the name of Jacobina.

(p)   In performing its services, the Operator shall have; (i) the right to use the services of Brazilian personnel in accordance with applicable legal provisions to the extent the Operations require such services and to the extent qualified personnel is available; (ii) the right to bring to the Federative Republic of Brazil the technical and professional personnel that the Operator and/or its agents deem necessary to carry out Operations; and (iii) the right to have access and to use all data and information available to Jacobina on the Concessions.

8.3   **Standard of Care**.  The Operator shall conduct all Operations in a good, workmanlike and efficient manner in accordance with sound mining and other applicable industry standards and practices and in material compliance with the terms and provisions of leases, licenses, permits, contracts and other agreements pertaining to the Property.  This section shall not be in derogation of the provisions of section 6.2.

8.4   **Resignation; Deemed Offer to Resign**.  The Operator may resign upon two months' prior written notice to the other Party or Participant, as the case may be, in which case the other Party or Participant, as the case may be, shall elect to become or shall appoint a new Operator by notice to the resigning Party or Participant, as the case may be, within 30 days after the notice of resignation.  If any of the following shall occur (after the Farm-In Period only including without limitation, the Additional Interest Earn-In Period) the Operator shall be deemed to have offered to resign which offer shall be accepted by the other Party or Participant, as the case may be, (if at all) within 90 days following such deemed offer and in the absence of written acceptance by the other Party or Participant, as the case may be, the Operator shall continue to be Operator:

(a)   The Participating Interest of the Operator becomes less than 50%; or

(b)   The Operator fails to perform a material obligation imposed upon the Operator under this Agreement and fails to commence curing or contesting the default within 30 days after notice from the other Party or Participant, as the case may be, demanding performance; or

(c)   If the Operator becomes insolvent, bankrupt or is placed in receivership, it shall be deemed to have resigned without any action by the other Party or Participant, as the case may be.

8.5   **Payments to Operator**.  From and after the Venture Date, the Operator shall be compensated for its services and reimbursed for its costs hereunder in accordance with the Accounting Procedure.

8.6   **Transactions with Affiliates**.  If the Operator engages Affiliates to provide services hereunder, it shall do so on terms no less favorable than would be the case with unrelated persons in arm's-length transactions.

8.7   **Activities Pending Adoption of New Program and Budget**.   If the Management Committee for any reason fails to adopt a Program and Budget, subject to the contrary direction of the Management Committee and to the receipt of necessary funds from DSM Brasil during the Farm-In Period including without limitation, the Additional Interest Earn-In Period and/or the Participants thereafter, the Operator may continue Operations at levels comparable with the last adopted Program and Budget.   For purposes of determining the required contributions of the Participants after the Farm-In Period, the last adopted Program and Budget shall be deemed extended.

**ARTICLE 9**
**PROGRAMS AND BUDGETS**

9.1   **Operations Pursuant to Programs and Budgets**.   Except as otherwise provided in section 8.7 and section 9.7,  Operations shall be conducted, expenses shall be incurred and Property shall be acquired only pursuant to approved Programs and Budgets.

9.2   **Presentation of Programs and Budgets**.   Attached hereto as Schedule "E" is an approved Program and Budget covering the period ending December 31, 2003.  In each year thereafter throughout the term of this Agreement, during the Farm-In Period and thereafter during the Venture commencing as of June30, 2004, the Operator shall submit to the other Party or Participant, as the case may be, a proposed Program and Budget on or before June30, covering the period from September 1 of such year up to and including August 31 of the following year.  Each approved Program and Budget, regardless of length of time, shall be reviewed at least once a year at a regular meeting of the Management Committee.

9.3   **Review and Approval of Proposed Programs and Budgets**.   Within 30 days after submission of a proposed Program and Budget, each Party or Participant, as the case may be, shall submit to the Management Committee:

   (a)   Notice that the Party or Participant, as the case may be, approves the proposed Program and Budget; or

   (b)   Proposed modifications of the proposed Program and Budget; or

   (c)   Notice that the Party or Participant, as the case may be, rejects the proposed Program and Budget.

If a Party or Participant, as the case may be, fails to give any of the foregoing responses within the allotted time, the failure shall be deemed to be an approval by the Party or Participant, as the case may be, of the Operator's proposed Program and Budget. If a Party or Participant makes a timely submission to the Management Committee pursuant to section 9.3(b) or (c), then the Management Committee shall meet to consider and develop a Program and Budget acceptable to the Parties or the Participants, as the case may be.

If the Management Committee does not unanimously approve a proposed Program and Budget within 30 days after the Operator's receipt of a notice pursuant to section 9.3(b) or (c), a proposed Program and Budget may be approved by a majority vote of the Management Committee.

After the Venture Date (i.e. after the Additional Interest Earn-In Period) and such time as DSM Brasil is not the sole contributor of Expenditures, if anapproved Program and Budget is subsequently modified to decrease Expenditures by 15% or more from the Program and Budget as originally approved, the non-contributing or partially-contributing Participant, shall have the right to contribute the difference between the amount, if any, already contributed and its full share, based on its Participating Interest prior to the reduction, of the modified Program and Budget and thereby avoid any reduction in its Participating Interest. At such time as the Operator becomes aware that Expenditures for the Budget shall be 85% or less than that as originally adopted, the Operator shall notify the non-contributing or partially-contributing Participant. Within 30 days thereafter the non-contributing or partially-contributing Participant must notify the Operator of its election to contribute (or not to contribute) to its full share of the modified Program and Budget. Such notice shall include full payment of the non-contributing or partially-contributing Participant's share of the modified Program and Budget to the date of the payment.

9.4     **Election to Participate**. After DSM Brasil is not the sole contributor of Expenditures, by notice to the Management Committee within seven days after the final vote approving a Program and Budget, a Participant may elect to contribute to an approved Program and Budget in some amount less than its respective Participating Interest or not at all, in which case its Participating Interest shall be recalculated as provided in Article 6. If a Participant fails to so notify the Management Committee, the Participant shall be deemed to have elected to contribute to such Program and Budget in proportion to its respective Participating Interest as of the beginning of the period covered by the Program and Budget.

9.5     **Budget Overruns; Program Changes**. The Operator shall immediately notify the Management Committee of any material departure from an adopted Program and Budget. From and after the Venture Date (i.e. after the Additional Interest Earn-In Period), the Operator may not exceed an approved Program and Budget by more than 50% without the unanimous approval of the Management Committee. If the Operator exceeds an approved Program and Budget without the unanimous approval of the Management Committee; (i) during the Exploration phase of the Venture, the Operator shall, if requested by the non-Operator, be solely responsible for the costs associated with exceeding the approved Program and Budget; (ii) during the Development phase of the Venture, the Operator shall advance the non-Operator's *pro rata* share of the costs associated with exceeding the approved Program and Budget together with its own *pro rata* share, such advance to bear interest at an annual rate equal to one percentage point above the Prime Rate, to be repaidwithin one year from the date of Commerical Production; and (c) during the Operation phase, the Participants shall be responsible for the costs associated with exceeding the approved Program and Budget in accordance with their Participating Interests.

9.6 **Emergency or Unexpected Expenditures**. In case of emergency, the Operator may take any reasonable action it deems necessary to protect life, limb or property to protect the Property or to comply with law or government regulation. The Operator may also make reasonable expenditures for unexpected events which are beyond its reasonable control and which do not result from a breach by it of its standard of care. The Operator shall promptly notify the Parties or the Participants, as the case may be, of the emergency or unexpected expenditure and the Operator shall be reimbursed for all resulting costs by the Parties or the Participants, as the case may be, in proportion to their respective Participating Interests at the time the emergency or unexpected expenditures are incurred.

9.7 **Operator as Marketing Agent**. The Operator shall act as marketing agent for the sale of all Products from the Project and shall account to the Management Committee in respect of sales agreements and revenues collected for and on behalf of the Participants.

9.8 **Pay Own Taxes**. Each Party or Participant, as the case may be, shall be individually responsible for the payment of all taxes owed by it by law, whether in the Federative Republic of Brazil or abroad, emerging from income derived from the Project.

## ARTICLE 10
## ACCOUNTS AND SETTLEMENTS

10.1 **QuarterlyStatements**. From and after the Venture Date, the Operator shall promptly submit to the Management Committee quarterly statements of account reflecting in reasonable detail the charges and credits to the Joint Account during the preceding quarter.

10.2 **Cash Calls**. After DSM Brasil ceases to be the sole contributor to Expenditures, from and after the Venture Date (i.e. after the Additional Interest Earn-In Period), on the basis of an approved Program and Budget, the Operator shall submit to each Participant prior to the last day of each month, a billing for estimated cash requirements for the next month. Within ten days after the said estimate or receipt of each said billing, each Participant shall advance to the Operator its proportionate share of the estimated amount based on its Participating Interest (i.e. after the Additional Interest Earn-In Period). Time is of the essence in payment of such billings. From and after the Venture Date, the Operator may at all times maintain a cash balance in the Joint Account approximately equal to the estimated disbursements for the next 90 days.

10.3 **Failure to Meet Cash Calls**. After the Venture Date (i.e. after the Additional Interest Earn-In Period), a Participant that fails to meet cash calls in the amount and at the times specified in section 10.2 shall be deemed to be in default of its obligations under this Agreement and the amount of the defaulted cash call shall bear interest from the date due at an annual rate equal to one percentage point above the Prime Rate but in no event shall the rate of interest exceed the maximum permitted by law. The non-defaulting Participant shall have those rights, remedies and elections specified in section 6.6.

10.4 **Audits**. From and after the Venture Date (i.e. after the Additional Interest Earn-In Period), upon request made by any Participant within 12 months following the end of the Fiscal Year, the Operator shall order an audit of the accounting and financial records for such calendar year (or other accounting period). The cost of such audit shall be charged to the Joint Account. All written exceptions to and claims upon the Operator for discrepancies disclosed by such audit shall be made not more than three months after receipt of the audit report. Failure to make any such exception or claim within the three-month period shall mean the audit is correct and binding upon the Participants. The audit shall be conducted by a firm of certified public accountants selected by majority vote of the Management Committee.

## ARTICLE 11

## DESERT SUN RIGHTS AND OBLIGATIONS

11.1 **Desert Sun Rights**. For greater certainty and without limitation, during the Farm-In Period including without limitation, the Additional Interest Earn-In Period. Desert Sun, DSM Brasil and their employees, agents or nominees shall have the sole and exclusive right:

(a)    to enter upon the Concessions;

(b)    to have exclusive and quiet possession thereof;

(c)    to conduct such Exploration and Mining thereon and thereunder as they think advisable or necessary;

(d)    to remove from the Concessions and dispose of Products for the purpose of making assays or production tests thereof; and

(e)    to bring upon and/or erect in and upon the Property, such Mine and Plant as may be deemed appropriate.

## ARTICLE 12
## AREA OF INTEREST

12.1 **Mutual Rights**. An area of interest (the "**Area**") shall be established as of the execution and delivery hereof, with such Area to include all the lands and mineral rights (the "**Lands**") contained therein within a radius of 100 kilometres from the centre point of the Concessions (provided that the same are in the Federative Republic of Brazil). If either Party or Participant, as the case may be, locates any mineral occurrence which it proposes to explore or exploit on Lands within the Area, the other Party or Participant, as the case may be, shall have the right to require that such Lands be included as part of the Concessions and be dealt with pursuant to this Agreement.

**ARTICLE 13**
**RIGHT OF FIRST REFUSAL**

13.1    **Grant of Right**. Each Participant does hereby grant to and in favour of the other Participant, upon the terms and conditions hereinafter set forth, a right of first refusal in respect of the interest held by them under this Agreement and in the Property.  Neither Participant shall sell any interest (the "**Offered Interest**") under this Agreement or in the Property except in compliance with this Article.

13.2    **Notice of Offer Received or Desire to Transfer**.  If either Participant receives from an arm's length third person, a *bona fide* written offer (the "**Offer**") to purchase all or part of the Offered Interest and the Offer is acceptable to the applicable Participant (the "**Accepting Participant**"), the Accepting Participant shall, prior to accepting the Offer, deliver to the other Participant (the "**Other Participant**") a notice of the Offer (the "**Offer Notice**"), setting forth the terms thereof, including the name and address of the offeror and the price and other terms and conditions of the Offer.  Similarly, if an Accepting Participant wishes to sell all or part of the Offered Interest then, prior to offering to sell all or part of any such Offered Interest, the Accepting Participant shall deliver to the Other Participant an Offer Notice setting forth the terms upon which they wish to sell all or part of the Offered Interest, including details of the price and all other terms and conditions.

13.3    **Offer to Sell**. The Offer Notice shall be deemed to constitute an offer to the Other Participant, to purchase all of the Offered Interest on the terms and conditions specified therein.  Within 30 days following the date of the Offer Notice, the Other Participant may by further notice to the Accepting Participant (the "**Offer Notice Acceptance**") elect to purchase from the Accepting Participant all but not less than all of the Offered Interest, upon the terms and conditions specified in the Offer Notice.  Upon receipt of the Offer Notice Acceptance, there shall be constituted between the Accepting Participant and the Other Participant, a binding agreement of purchase and sale in respect of the Offered Interest at the same price and upon the same terms and conditions as specified in the Offer Notice.

13.4    **Sale by the Owners**. If the Accepting Participant has not received an Offer Notice Acceptance from the Other Participant within 30 days of the date of the Offer Notice, the Accepting Participant shall thereafter be at liberty to accept the Offer and to sell the Offered Interest at a price and upon terms and conditions no more favourable to the purchaser thereof than those specified in the Offer Notice.

13.5    **Sale Period**.  If the Accepting Participant does not sell the Offered Interest subject to the Offer Notice within a further 60 day period from the date of the Offer Notice, the provisions of this right of first refusal shall thereupon once again be applicable.

13.6    **Closing of Desert Sun Purchase**.  Closing of the transactions embodied in the Offer Notice Acceptance shall be completed at the offices of Desert Sun on the 15th business day after the date the Other Participant elects to accept the Offer.

## ARTICLE 14
## WITHDRAWAL AND TERMINATION

14.1 **Termination by Expiration or Agreement**. This Agreement shall terminate as expressly provided herein and additionally shall terminate by written agreement of both Participants.

14.2 **Withdrawal**. A Participant may elect to withdraw as a Participant from this Agreement by giving notice to the other Participant of the effective date of withdrawal, which shall be the later of the end of the then current Program and Budget or at least 30 days after the date of the notice. Upon any such withdrawal this Agreement shall terminate and the withdrawing Participant shall be deemed to have transferred to the remaining Participant *pro rata* without cost and free and clear of any and all Encumbrances, except those to which both Participants have given their written consent after the date of this Agreement or those existing at the date of this Agreement, all of its Participating Interest in the Property and in this Agreement. No withdrawal under this section 14.2 shall relieve the withdrawing Participant of its share of liabilities, costs, penalties or fines to federal, state or local government or to third persons (whether such accrues before or after such withdrawal) arising out of Operations conducted prior to such withdrawal. For purposes of this section 14.2, the withdrawing Participant's share of such liabilities shall be equal to its Participating Interest at the time such liability, cost, penalty or fine was incurred.

14.3 **Continuing Obligations**. On termination of this Agreement under section 14.1, the Participants shall each remain liable for continuing obligations hereunder as set out herein until final settlement of all accounts and for any liability whether it accrues before or after termination if it arises out of Operations during the term of the Agreement.

14.4 **Disposition of Assets on Termination**. Promptly after termination of theOperations, the Operator shall take all action necessary to wind up the activities of the Venture and all costs and expenses incurred in connection with the termination of the Venture shall be expenses chargeable to the Venture. Any Participant that has a negative capital account balance when the Venture is terminated for any reason shall contribute to the Property of the Venture an amount sufficient to raise such balance to zero. Its Parent does hereby guarantee such payment. Funds shall first be paid, applied or distributed in satisfaction of all liabilities of the Venture to third persons and then to satisfy any debts, obligations or liabilities owed to the Participants. Before distributing any funds or Property to the Participants, the Operator shall have the right to segregate amounts which are necessary to discharge continuing obligations or to purchase for the account of the Participants, bonds or other securities for the performance of such obligations in the Operator's reasonable judgment. The foregoing shall not be construed to include the repayment of any Participant's capital contributions. Thereafter any remaining cash and all other Property shall be distributed (in undivided interests unless otherwise agreed) to the Participants in proportion to their respective Participating Interests, first in the ratio and to the extent of their respective capital accounts and then in proportion to their respective Participating Interests subject to any dilution, reduction or termination of such Participating Interests as may have occurred pursuant to the terms of this Agreement.

No Participant shall receive a distribution of any interest in Products or proceeds from the sale thereof if such Participant's Participating Interest therein has been terminated pursuant to this Agreement.

14.5  **Right to Data After Termination**.  After termination of the Venture (only) each Participant shall be entitled to copies of all information acquired hereunder before the effective date of termination not previously furnished to it but a terminating or withdrawing Participant shall not be entitled to any such copies after any other termination or any withdrawal.

14.6  **Continuing Authority**.  On termination of the Venture or the deemed withdrawal of a Participant to the Venture pursuant to the provisions of this Agreement or the withdrawal of a Participant pursuant to section 14.2, the Operator shall have the power and authority, subject to the control of the Management Committee, if any, to do all things on behalf of the Participants which are reasonably necessary or convenient to;  (a) wind up Operations; and (b) complete any transaction and satisfy any obligation, unfinished or unsatisfied at the time of such termination or withdrawal if the transaction or obligation arises out of Operations prior to such termination or withdrawal.  The Operator shall have the power and authority to grant or receive extensions of time or change the method of payment of an already existing liability or obligation, prosecute and defend actions on behalf of the Participants and the Venture, mortgage Property and take any other reasonable action in any matter with respect to which the former Participants continue to have or appear or are alleged to have, a common interest or a common liability.


**ARTICLE 15**
**CONFIDENTIALITY**


15.1  **General**.  The financial terms of the Venture and all information obtained in connection with the performance of the Venture shall be the confidential exclusive property of the Parties and the Participants and the Parents, as the case may be, and except as provided in section 15.2, shall not be disclosed by the Parties or the Participants or the Parents, as the case may be, to any third party or the public without the prior written consent of the other Party or Participant or Parent, as the case may be, which consent shall not be unreasonably withheld.

15.2  **Exceptions**.  The consent required by section 15.1 shall not apply to a disclosure:

(a)  To an Affiliate, consultant, contractor or subcontractor that has a *bona fide* need to be informed.

(b)  To any third person to whom the disclosing Party or Participant or Parent, as the case may be, contemplates a Transfer of all (but not less than all) of its interest in or to this Agreement, the Venture, its Participating Interest or the Property.

(c)     To a governmental agency or to the public which the disclosing Party or Participant or Parent, as the case may be, believes in good faith is required by pertinent law or regulation or the rules of any stock exchange.

In any case to which this section 15.2 is applicable the disclosing Party or Participant or Parent, as the case may be, shall give notice to the other Party or Participant or Parent, as the case may be, concurrently with the making of such disclosure.  As to any disclosure pursuant to section 15.2(a) or (b) only such confidential information as such third person shall have a legitimate business need to know shall be disclosed and such third person shall first agree in writing to protect the confidential information from further disclosure to the same extent as the Parties or Participants or Parent, as the case may be, are obligated under this Article 15.

 15.3   **Duration of Confidentiality**.  The provisions of this Article 15 shall apply during the Farm-In Period including without limitation, the Additional Interest Earn-In Period and the term of the Venture and for two years following termination of this Agreement in the event the Venture is not constituted or following termination of the Venture and shall continue to apply to any Party or Participant or Parent, as the case may be, who withdraws, who is deemed to have withdrawn or who Transfers its Participating Interest for three years following the date of such occurrence.


## ARTICLE 16
## GENERAL PROVISIONS

16.1   **Notices**.  All notices, payments and other required communications ("**Notices**") to the Parties or the Participants or Parents, as the case may be, shall be in writing and shall be addressed to their respective addresses set forth herein.  All Notices shall be given; (i) by personal delivery to the applicable party; or (ii) by electronic communication with a confirmation sent by registered or certified mail return receipt requested; or (iii) by registered or certified mail return receipt requested.  All Notices shall be effective and shall be deemed delivered; (i) if by personal delivery on the date of delivery if delivered during normal business hours and if not delivered during normal business hours on the next business day following delivery; (ii) if by electronic communication on the next business day following receipt of the electronic communication; and (iii) if solely by mail on the next business day after actual receipt.  A party hereto may change its address by Notice to the other parties hereto.

16.2   **Waiver**.  The failure of a Party or a Participant or Parent, as the case may be, to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit the right of the Party, Participant or Parent, as the case may be, thereafter to enforce any provision or exercise any right.

16.3 **Modification**. No modification of this Agreement shall be valid unless made in writing and duly executed by the Parties or the Participants and Parent, as the case may be.

16.4 **Force Majeure**. The obligations of a Party or a Participant and its Parent, as the case may be, shall be suspended to the extent and for the period that performance is prevented or delayed by any cause whether foreseeable or unforeseeable beyond its reasonable control, including without limitation, lack of access to the Property, labour disputes (however arising and whether or not employee demands are reasonable or within the power of the party to grant); acts of God; laws, regulations, orders, proclamations, instructions or requests of any government or governmental entity, judgments or orders of any court; inability to obtain on reasonably acceptable terms any public or private license, permit or other authorization; curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective violation of federal, state or local environmental standards; acts of war or conditions arising out of or attributable to war, whether declared or undeclared; riot, civil strife, insurrection or rebellion; fire, explosion, earthquake, storm, flood, sink holes, drought or other adverse weather condition; delay or failure by suppliers or transporters of materials, parts, supplies, services or equipment or by contractors' or subcontractors' shortage of or inability to obtain, labour, transportation, materials, machinery, equipment, supplies, utilities or services; accidents; breakdown of equipment, machinery or facilities; or any other cause whether similar or dissimilar to the foregoing. The affected party shall promptly give notice to the other Parties or Participant and Parent, as the case may be, of the suspension of performance stating therein the nature of the suspension, the reasons therefor and the expected duration thereof. The affected party shall resume performance as soon as reasonably possible. During the period of suspension the obligations of the parties hereto to advance funds pursuant to this Agreement shall be reduced to levels consistent with Operations and time frames set forth in this Agreement shall be deemed to be amended accordingly.

16.5 **Binding Arbitration**. The Parties and the Participants and Parents, as the case may be, shall attempt to solve any dispute arising out of the application, validity, interpretation breach and termination of this Agreement by arbitration. Any matter in this Agreement in dispute between the Parties, the Participants or the Parents, as the case may be, which has not been resolved within 15 days of the delivery of notice by any party hereto of such dispute shall be referred to binding arbitration. For the purposes of this section 16.5, Desert Sun and DSM Brasil shall be considered one party and the members of the Valencia Group shall be considered one party. Such referral to binding arbitration shall be to a qualified single arbitrator pursuant to the Arbitrations Act (Ontario) (the "**Arbitration Act**") and its successor legislation, which act shall govern such arbitration proceeding in accordance with its terms except to the extent modified by the rules for arbitration set out herein. The determination of such arbitrator shall be final and binding upon the parties hereto and the costs of such arbitration shall be as determined by the arbitrator. The parties covenant that they shall conduct all aspects of such arbitration having regard at all times to expediting the final resolution of such arbitration.

(a) **<u>Initiation</u>**.  If any party hereto wishes to have any matter under this Agreement arbitrated in accordance with the provisions of this Agreement, it shall give notice to the other party hereto specifying particulars of the matter or matters in dispute and proposing the name of the person it wishes to be the single arbitrator.  Within 20 days after receipt of such notice, the other party to this Agreement shall give notice to the first party advising whether such party accepts the arbitrator proposed by the first party.  If such notice is not given within such 20 day period, the other party shall be deemed to have accepted the arbitrator proposed by the first party.  If the parties hereto do not agree upon a single arbitrator within such 20 day period such arbitrator shall be chosen in accordance with the Arbitration Act.  The individual selected as arbitrator shall be qualified by education and experience to decide the matter in dispute.  The arbitrator shall be at arm's length from both parties and shall not be a member of the audit or legal firm or firms who advise either party, nor shall the Arbitrator be a person who is otherwise regularly retained by either of the parties hereto.

(b) **<u>Submission of Written Statements, etc.</u>**  Within 20 days of the appointment of the arbitrator, the party hereto initiating the arbitration (the "**Claimant**") shall send the other Party (the "**Respondent**") a statement of claim setting out in sufficient detail the facts and any contentions of law on which it relies and the relief that it claims.  Within 15 days of the receipt of the statement of claim, the Respondent shall send the Claimant a statement of defence stating in sufficient detail which of the facts and contentions of law in the statement of claim it admits or denies, on what grounds and on what other facts and contentions of law it relies.  Within 10 days of receipt of the statement of defence, the Claimant may send the Respondent a statement of reply.  All statements of claim, defence and reply shall be accompanied by copies (or, if they are especially voluminous, lists) of all essential documents on which the party concerned relies and which have not previously been submitted by any party, and (where practicable) by any relevant samples.  After submission of all the statements, the arbitrator will give directions for the further conduct of the arbitration.

(c) **<u>Meetings and Hearings</u>**.  The arbitration shall take place in the City of Toronto, or in such other place as the Claimant and the Respondent shall agree upon in writing.  The arbitration shall be conducted in English unless otherwise agreed by such parties hereto and the arbitrator.  Subject to any adjournments which the arbitrator allows, the final hearing will be continued on successive working days until it is concluded. All meetings and hearings will be in private unless the parties hereto otherwise agree.  Any party hereto may be represented at any meetings or hearings by legal counsel.  Each party hereto may examine, cross-examine and re-examine all witnesses at the arbitration.

(d) **<u>The Decision</u>**.  The arbitrator will make a decision in writing and, unless the parties hereto otherwise agree, will set out reasons for decision in the decision.  The arbitrator will send the decision to the parties hereto as soon as practicable after the conclusion of the final hearing, but in any event no later than 30 days thereafter, unless that time period is extended for a fixed period by the arbitrator on written notice to each party hereto because of illness or other cause beyond the arbitrator's control. The decision shall determine and award costs. The decision shall be final and binding on the parties hereto and shall not be subject to any appeal or review procedure provided that the arbitrator has followed the rules provided herein in good faith and has proceeded in accordance with the principles of natural justice

16.6 **Governing Law**. This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. It is agreed and acknowledged that this Agreement shall be translated into Portuguese; however in the case of inconsistency, the English version shall prevail.

16.7 **Further Assurances**. Each party hereto shall from time to time shall take such actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement.

16.8 **Entire Agreement; Successors and Assigns**. This Agreement contains the entire understanding of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings among the parties hereto relating to the subject matter hereof. This Agreement shall be binding upon and enure to the benefit of the respective successors and permitted assigns of the parties hereto.

**IN WITNESS WHEREOF**, the parties hereto have executed this Agreement as of the day and year first hereinabove written.

**VALENCIA VENTURES INC.**

Per: _____

**JACOBINA MINERACAO E COMERCIO LTDA.**

Per: _____

**WILLIAM PARTICIPACOES LTDA.**

Per: _____

**DESERT SUN MINING CORP.**

Per: _____

**DSM PARTICIPACOES LTDA.**

Per: _____

**SCHEDULE A**
**CONCESSIONS**

**SCHEDULE B**
**MAP**

**SCHEDULE "C"**

**ACCOUNTING PROCEDURE**

The financial and accounting procedures to be followed by the Operator and the Participants under the Agreement are set forth below.

**1.1** General Accounting Records. The Operator shall maintain detailed and comprehensive cost accounting records in accordance with this Accounting Procedure, including general ledgers, supporting and subsidiary journals, invoices, cheques and other customary documentation, sufficient to provide a record of revenues and expenditures and periodic statements of financial position and the results of operations for managerial, tax, regulatory or other financial reporting purposes. Such records shall be retained for the duration of the period allowed the Participants for audit or the period necessary to comply with tax or other regulatory requirements. The records shall reflect all obligations, advances and credits of the Participants.

**1.2** Bank Accounts. The Operator shall maintain one or more separate bank accounts for the payment of all expenses and the deposit of all cash receipts for the Venture.

**1.3** Statements and Billings. The Operator shall prepare statements and bill the Participants as provided in the Agreement. Payment of any such billings by any Participant, including the Operator, shall not prejudice such Participant's right to protest or question the correctness thereof for a period not to exceed 12 months following the end of the Fiscal Year during which such billings were received by the Participant. All written exceptions to and claims upon the Operator for incorrect charges, billings or statements shall be made upon the Operator within such 12-month period. The time period permitted for adjustments hereunder shall not apply to adjustments resulting from periodic inventories as provided in Article 5 of this Schedule.

**ARTICLE 1**
**CHARGES TO JOINT ACCOUNT**

Subject to the limitations hereinafter set forth, the Operator shall charge the Joint Account with the following:

**1.1** Rentals, Royalties and Other Payments. All Property acquisition and holding costs, including filing fees. license fees, costs of permits and assessment work, delay rentals, production royalties, including any required advances and all other payments made by the Operator which are necessary to acquire or maintain title to the Assets.

**1.2** Labour and Employee Benefits.

(a) Salaries and wages of the Operator's employees directly engaged in Operations, including salaries or wages of employees who are temporarily assigned to and directly employed by same.

(b)     The Operator's cost of holiday, vacation, sickness and disability benefits and other customary allowances applicable to the salaries and wages chargeable under sections 2.2(a) and 2.12 hereof. Such costs may be charged on a "**when and as paid basis**" or by "**percentage assessment**" on the amount of salaries and wages. If percentage assessment is used, the rate shall be applied to wages or salaries excluding overtime and bonuses. Such rate shall be based on the Operator's cost experience and it shall be periodically adjusted at least annually to ensure that the total of such charges does not exceed the actual cost thereof to the Operator.

(c)     The Operator's actual cost of established plans for employees' group life insurance, hospitalization, pension, retirement, stock purchase, thrift, bonus (except production or incentive bonus plans under a union contract based on actual rates of production, cost savings and other production factors and similar non-union bonus plans customary in the industry or necessary to attract competent employees, which bonus payments shall be considered salaries and wages under sections 2.2(a) and 2.12 hereof; rather than employees' benefit plans) and other benefit plans of a like nature applicable to salaries and wages chargeable under sections 2.2(a) or 2.12 hereof, provided that the plans are limited to the extent feasible to those customary in the industry.

(d)     Cost of assessments imposed by governmental authority which are applicable to salaries and wages chargeable under sections 2.2(a) and 2.12 hereof, including all penalties except those resulting from the wilful misconduct or gross negligence of the Operator.

**1.3**     Materials, Equipment and Supplies.  The cost of materials, equipment and supplies (herein called "**Material**") purchased from unaffiliated third parties or furnished by the Operator or any Participant as provided in the Agreement. The Operator shall purchase or furnish only so much Material as may be required for immediate use in efficient and economical Operations. The Operator shall also maintain inventory levels of Material at reasonable levels to avoid unnecessary accumulation of surplus in stock.

**1.4**     Equipment and Facilities Furnished by Operator.  The cost of machinery, equipment and facilities owned by the Operator and used in operations or used to provide support or utility services to Operations charged at rates commensurate with the actual costs of ownership and operation of such machinery, equipment and facilities. Such rates shall include costs of maintenance, repairs, other operating expenses, insurance, taxes, depreciation and interest at a rate not to exceed two percent per annum above the prime rate as determined by the Royal Bank of Canada. Such rates shall not exceed the average commercial rates currently prevailing in the vicinity of the Operations.

**1.5**     Transportation.  Reasonable transportation costs incurred in connection with the transportation of employees and material necessary for the Operation.

**1.6**     Contract-Services and Utilities.  The cost of contract services and utilities procured from outside sources, other than services described in sections 2.9 and 2.13 hereof. If contract services are performed by the Operator or an Affiliate thereof, the cost charged to the Joint Account shall not be greater than that for which comparable services and utilities are available in the open market within the vicinity of the Operations.

**1.7**    Insurance Premiums.  Net premiums paid for insurance required to be carried for Operations for the protection of the Participants. When the operations are conducted in an area where the Operator may self-insure for Workers' Compensation and/or Employer's Liability under provincial law, the Operator may elect to include such risks in its self-insurance program and shall charge its costs of self-insuring such risks to the Joint Account provided that such charges shall not exceed published manual rates.

**1.8**    Damages and Losses.  All costs in excess of insurance proceeds necessary to repair or replace damage or losses to any Assets resulting from any cause other than the wilful misconduct or gross negligence of the Manger. The Operator shall furnish the Management Committee with written notice of damages or losses as soon as practicable after a report thereof has been received by the Operator.

**1.9**    Legal and Regulatory Expense.  Except as otherwise provided in section 2.13 hereof, all legal and regulatory costs and expenses incurred in or resulting from the Operations or necessary to protect or recover the Assets.

**1.10**    Audit.  Cost of annual audits under the Agreement.

**1.11**    Taxes.  All taxes of every kind and nature assessed or levied upon or in connection with the Assets, the production of Products or operations, which have been paid by the Operator for the benefit of the Participants., including income taxes of Jacobina (if the entity Jacobina is acquired as provided in the Agreement).

**1.12**    District and Camp Expenses (Field Supervision and Camp Expenses).  A pro rata portion of; (i) the salaries and expenses of the Operator's superintendent and other employees serving operations whose time is not allocated directly to such operations; (ii) the costs of maintaining and operating an office (herein called "**the Operator's Project Office**") and any necessary suboffice; and (iii) all necessary camps, including housing facilities for employees, used for Operations. The expense of those facilities, less any revenue therefrom, shall include depreciation or a fair monthly rental in lieu of depreciation of the investment. The total of such charges for all Properties served by the Operator's employees and facilities shall be apportioned to the Joint Account on the basis of a ratio, the numerator of which is the direct labour costs of the Operations and denominator of which is the total direct labour costs incurred for all activities served by the Operator.

**1.13**    Other Expenditures.  Any reasonable direct expenditure, other than expenditures which are covered by the foregoing provisions, incurred by the Operator for the necessary and proper conduct of Operations.

## ARTICLE 2
## BASIS OF CHARGES TO JOINT ACCOUNT

**2.1** <u>Purchases</u>. Material purchased and services procured from third parties shall be charged to the Joint Account by the Operator at invoiced cost, including applicable transfer taxes, less all discounts taken. If any Material is determined to be defective or is returned to a vendor for any other reason, the Operator shall credit the Joint Account when an adjustment is received from the vendor.

**2.2** <u>Material Furnished by or Transferred to the Operator or a Participant</u>. Any Material furnished by the Operator or Participant from its stocks or transferred to the Operator or Participant shall be priced on the following basis:

(a) <u>New Material</u>. New Material transferred from the Operator or Participant shall be priced F.O.B. the nearest reputable supply store or railway receiving point, at which like Material is available, at the current replacement cost of the same kind of Material, exclusive of any available cash discounts, at the time of the transfer (herein called, "**New Price**").

(b) <u>Used Material</u>

    (i) Used Material in sound and serviceable condition and suitable for reuse without reconditioning shall be priced as follows:

        (A) Used Material transferred by the Operator or a Participant shall be priced at 75% of the New Price.

        (B) Used Material transferred to the Operator or a Participant shall be priced; (i) at 75% of the New Price if such Material was originally charged to the Joint Account as new Material; or (ii) at 65% of the New Price if such Material was originally charged to the Joint Account as good Used Material at 75% of the New Price.

    (ii) Other Used Material which, after reconditioning will be further serviceable for original function as good second hand Material, or which is serviceable for original function but not substantially suitable for reconditioning shall be priced at 50% of New Price. The cost of any reconditioning shall be borne by the transferee.

    (iii) All other Material, including junk, shall be priced at a value commensurate with its use or at prevailing prices. Material no longer suitable for its original purpose but usable for some other purpose shall be priced on a basis comparable with items normally used for such other purposes.

(c) <u>Obsolete Material</u>. Any Material which is serviceable and usable for its original function, but its condition is not equivalent to that which would justify a price as provided above shall be priced by the Management Committee. Such price shall be set at a level that will result in a charge to the Joint Account equal to the value of the service to be rendered by such Material.

**2.3**  Premium Prices.  Whenever Material is not readily obtainable at published or listed prices because of national emergencies, strikes or other unusual circumstances over which the Operator has no control, the Operator may charge the Joint Account for the required Material on the basis of the Operator's direct cost and expenses incurred in procuring such material and making it suitable for use. The Operator shall give written notice of the proposed charge to the Participants prior to the time when such charge is to be billed, whereupon any Participant shall have the right, by notifying the Operator within 10 days of the delivery of the notice from the Manger, to furnish at the usual receiving point all or part of its share of Material suitable for use and acceptable to the Operator.

**2.4**  Warranty of Material Furnished by the Operator or Participants.  Neither the Operator nor any Participant warrants the Material furnished beyond the dealer's or manufacturer's warranty and no credits shall be made to the Joint Account for defective Material until adjustments are received by the Operator from the dealer, manufacturer or their respective agents.

**ARTICLE 3**
**DISPOSAL OF MATERIAL**

**3.1**  Disposition Generally.  The Operator shall have no obligation to purchase a Participant's interest in Material. The Management Committee shall determine the disposition of major items of surplus Material, provided the Operator shall have the right to dispose of normal accumulations of junk and scrap Material either by sale or by transfer to the Participants as provided in section 4.2 hereof.

**3.2**  Distribution to Participants.  Any Material to be distributed to the Participants shall be made in proportion to their respective Participating Interests and corresponding credits shall be made to the Joint Account on the basis provided in section 3.2 hereof.

**3.3**  Sales.  Sales of Material to third parties shall be credited to the Joint Account as the net amount received. Any damages or claims by the Purchaser shall be charged back to the Joint Account if and when paid.

**ARTICLE 4**
**INVENTORIES**

**4.1**  Periodic Inventories, Notice and Representations.  At reasonable intervals, inventories shall be taken by the Operator, which shall include all such Material as is ordinarily considered controllable by operators of mining properties and the expense of conducting such periodic inventories shall be charged to the Joint Account. The Operator shall give written notice to the Participants of its intent to take any inventory at least 30 days before such inventory is scheduled to take place. A Participant shall be deemed to have accepted the results of any inventory taken by the Operator if the Participant fails to be represented at such inventory.

**4.2**    <u>Reconciliation and Adjustment of Inventories</u>.  Reconciliation of inventory with charges to the Joint Account shall be made and a list of overages and shortages shall be furnished to the Management Committee within 3 months after the inventory is taken. Inventory adjustments shall be made by the Manger to the Joint Account for overages and shortages, but the Operator shall be held accountable to the Venture only for shortages due to lack of reasonable diligence.

# SCHEDULE E
# PROGRAM AND BUDGET

## "SCHEDULE 2.1. (H)"
## ENCUMBRANCES

**There is a 5% N.P.I. held by Anglo American.**

**"SCHEDULE 2.1. (K)"**
**TAXES**

| PUBLIC SECTOR | CREDIT |
| --- | --- |
| INSS Empresa  (12/97; April – December/1998 e January/99 | R$ 955.549,92 |
| INSS Empresa – October/2000 – July/2002 | R$ 79.195,82 |
| SENAI – Serviço Nacional de Aprendizagem | R$ 18.104,15 |
| SESI – Serviço Social da Industria | R$ 26.795,00 |
| Salário Educação | R$ 145.299,65 |
| ISS | R$14.369,61 |
| ITR | R$ 9.281,95 |
| IPTU | R$24.495,60 |
| FINSOCIAL | R$23.920,55 |
| Contribuição Social | R$49.769,40 |
| C.F.E.M. | R$177.044,46 |
| CRA – Centro Recursos Ambientais | R$ 39.710,00 |
| CRA – Centro Recursos Ambientais | R$ 25.522,00 |
| CRA – Centro Recursos Ambientais | R$50.000,00 |
| CREA - | R$ 2.326,50 |
| ICMS - BA | R$ 101,18 |
| CLT – Auto Infração | R$14.709,84 |
| ICMS - BA | R$ 363.342,75 |

## "SCHEDULE 2.1. (P)"
## HAZARDOUS SUBSTANCES

| Process nº | Plaintiff | value of the matter in controversy |
|---|---|---|
| 27/97 | Lourival Gonçavel dos Santos | R$100,00 |
| 247/95 | Orlando José da Luz | R$500,00 |
| | José Lino dos Santos | |
| | Otoniel José da Luz | |
| | Ranulfo Pereira da Silva | |
| | José Joaquim da Conceição | |
| 158/99 | Adelaide de Souza Carmo da Silva | R$241.819,10 |
| 250/96 | Adelina Alves do Santos | R$100,00 |
| 177/00 | Cezar Everaldo Soares de Souza | R$ 482.404,48 |
| 101/97 | Francisca Silva Nascimento | R$100,00 |
| 113/97 | Joaquim Ananias da Silva | R$ 100,00 |
| 143/99 | Maria Amélia Nunes Costa | R$74.422,40 |
| 202/98 | Leodório José do Nascimento | R$100,00 |
| 233/00 | Lucy Jeane Rios Evagenlista Lapa | R$439.424,80 |
| 147/96 | Manoel Pedro dos Santos | R$100,00 |
| 252/95 | Reginaldo Evangelista de Souza | R$500,00 |
| | Antonio Lima de Almeida | |
| | Antonio Felix dos Santos | |
| | José Raimundo Alves dos Santos | |
| | Evaldo Moreira de Melo | |
| | Paulo Bispo de Oliveira | |
| 265/95 | Reinaldo Reginaldo Alves | R$500,00 |
| | José Venâncio de Oliveira | |
| | Pedro Santiago da Silva | |
| | Elio Alves Rosa | |
| | Joel Ferrreira Lima | |
| | Raimundo Alves Dias | |
| | José Miguel Maia da Silva | |
| | Geonor Andrade dos Santos | |
| | Edmilson Alves do Santos | |
| | Antonio Alves de Almeida | |
| | João dos Santos Pinho | |
| | Antonio João Neto | |
| | Milton Alves de Souza | |
| | Uilson de Oliveira | R$100.991,58 |
| | Zumira Chaces de Moraes Maia | R$100,00 |
| 114/97 | Edésio Gomes dos Santos | R$100,00 |
| 214/99 | João Batista Ferreira Requião | R$ 261.424,36 |
| 09/96 | José Dejaci dos Santos | R$100,00 |
| 08/96 | Florisvaldo José dos Santos | |
| | Sebastião Lucas da Silva | |
| 252/95 | José Genésio Sobrinho | |
| | Noelito Joaquim Rosa | |
| | Antonio Alves Pinheiro | |
| 144/96 | Orlando Barreto dos Santos | R$100,00 |
| 146/96 | Otacílio Antonio de Souza | R$100,00 |

| | | |
|---|---|---|
| 264/95 | Valdomiro Antonio da Silva | R$100,00 |
| 210/96 | Antonio da Silva Suterio | R$100,00 |
| | João Edson Benicio dos Santos | |
| | José Fleix dos Santos Jr. | |
| | José Rodrigues da Silva | |
| | Jorge José Rodrigues | |
| | Edvaldo Ferreira da Silva | |
| | José Borges Correia | |
| | Joaquim Silva Oliveira | |
| 61/96 | Antonio Nilton de Jesus Silva | R$100,00 |
| 248/95 | Antonio Vieira da Silva | R$500,00 |
| | Deralto Costa | |
| | Valmir Francisco da Silva | |
| | Joaquim Pocino da Silva | |
| | Arlindo Simplicio da Silva | |
| | Reginaldo Oliveira de Souza | |
| | Manoel Joaquim Sotério | |
| | João Batista da Cruz | |
| | Lauro Anacleto Coelho | |
| | Osvaldo Fernandes de Almeida | |
| 08/96 | João Lopes | R$500,00 |
| | Aguinelo Pereira de Aquino | |
| | Adelito Antonio da Silva | |
| 262/99 | Robson José R. da Silva | R$398.850,44 |
| 222/96 | Ademisco Florêncio dos Santos | R$100,00 |
| 46/96 | Edinilza S. das Silva | R$100,00 |
| 251/95 | Dalva Helena dos Santos Ribeiro | R$100,00 |
| 49/96 | José Araújo da Silva | R$41.000,00 |
| 268/95 | Maria de Souza Cavalcante da Silva | R$100,00 |
| 280/96 | José Berlamino Leite Neto | R$1.000,00 |
| 249/96 | Maria Lucia Marques Silva | R$1.000,00 |
| 246/96 | Rita Soares dos Santos | R$1.000,00 |
| 19/93 | Adelina Lopes da Silva | R$11.400,00 |
| 243/96 | Adelice Viana Alves de Souza | R$1.000,00 |
| 195/93 | Afonso de Calda Goiana | R$18.900,00 |
| 84/93 | Aguinaldo Amorim dos Santos | R$11.000,00 |
| 123/96 | Atoniano de Souza Maia | R$1.000,00 |
| 248/96 | Braulino Messias de Alcantara | R$1.000,00 |
| 247/96 | Geová Souza Brasil | R$1.000,00 |
| 127/96 | João Milton Miranda | R$1.000,00 |
| 80/93 | José Alves da Conceição | R$31.000,00 |
| 73/93 | João Raimundo da Silva | R$11.000,00 |
| 244/96 | Luiza Ferreira dos Santos | R$1.000,00 |
| 126/96 | Ancelmo Ferreira da Silva | R$1.000,00 |
| 58/93 | Edson Barros das Neves | R$ 11.000,00 |
| 97/97 | Genildo Paulino de Souza | R$100,00 |
| 59/93 | João Gomes Silva Filho | R$14.000,00 |
| 251/96 | João Rodrigues de Souza | R$1.000,00 |
| 81/93 | Joaquim Oduvaldo de Andrade | R$6.000,00 |
| 124/96 | Jonas Pereira da Silva | R$1.000,00 |
| 57/93 | José Braulino de Souza | R$20.000,00 |
| 194/93 | José Carlos da Silva | R$19.000,00 |
| 193/93 | José Mascarenhas da Silva | R$19.000,00 |
| 82/93 | Manoel dos Santos Nascimento | R$11.000,00 |

| | | |
|---|---|---|
| 77/93 | Manoel Miranda da Silva | R$13.500,00 |
| 197/93 | Reinaldo Silva de Souza | R$18.000,00 |
| 83/93 | Anatonias Rodrigues da Silva | R$14.000,00 |
| 56/93 | Juarez Barbosa da Silva | R$11.000,00 |
| 20/93 | Edelvita Mesquita de Souza | R$16.000,00 |
| 55/93 | Creuza Elzira Rodrigues | R$29.000,00 |
| 245/96 | Josué Soares dos Santos | R$1.000,00 |
| 22/93 | Maria dos Santos Silva | R$20.000,00 |
| 21/93 | Necy Felicia Lima | R$14.500,00 |
| 61/93 | Francisco Raimundo Ângelo | R$7.700,00 |
| 78/93 | Jucelino Pereira da Silva | R$15.000,00 |

## "SCHEDULE 2.1. (S)"
## LITIGATION

| PRIVATE SECTOR | CREDIT |
|---|---|
| COELBA | 436.489,52 |
| SVEDALA FAÇO LTDA | 270.804,41 |
| EXPLO BRASIL S/A | 211.575,54 |
| ELETRO AÇO ALTONA S/A | 134.593,23 |
| TRANSPORTES NIQUINI LTDA. | 53.103,52 |
| TEXACO BRASIL S/A | 57.710,70 |
| VIAÇÃO CIDADE JACOBINA LTDA | 30.765,00 |
| COMPANHIA QUÍMICA METACRIL | 9.388,04 |
| MINERAÇÃO LAPA VERMELHA LTDA | 10.978,67 |
| MEVI INDUSTRIA  ENG. | 3.199,84 |
| BETZDEARBORN BRASIL LTDA | 2.239,25 |
| DISPARKER COM. SERV. AUTOM. LTDA. | 2.238,90 |
| AG DRILL COML. IMPORT. LTDA | 2.136,00 |
| ENGEMEC LTDA | 1.838,22 |
| METALURGICA APOLO | 1.636,00 |

**"SCHEDULE 2.1. (T)"**
**PROPRIETARY OR POSSESSORY INTEREST**

**There is a 5% N.P.I. held by Anglo American.**

# TERMINATION AGREEMENT

This agreement dated as of the _____ day of _____, 2003

**AMONG:**

**JACOBINA MINERACAO e COMMERCIO**
a corporation existing under the laws of Brazil

(the "Purchaser")

ON THE FIRST PART

- and -

**ROCKWATER CAPITAL CORPORATION**
a corporation existing under the laws of the Province of Ontario

("Rockwater")

ON THE SECOND PART

- and -

**METAL ROYALTIES CORPORATION**
a corporation existing under the laws of Barbados

("Metal")

ON THE THIRD PART

- and -

**VALENCIA VENTURES INC.**
a corporation existing under the laws of the Province of Québec

ON THE FOURTH PART

**WHEREAS** McCarvill Corporation ("McCarvill"), Metals Royalty Corporation ("Royaltyco"), which was a subsidiary of McCarvill, and William Resources Inc. ("William") entered into a letter agreement dated August 8, 1996 as amended August 16, 1996, November 26, 1996, December 20, 1996, January 20, 1997, January 31, 1997, February 14, 1997 and February 28, 1997 (the "Letter Agreement"), pursuant to which McCarvill, through Royaltyco, purchased, among other things, a net smelter royalty (the "Royalty") of 1.7% of the refined gold or gold equivalent mined or otherwise recovered from the Mine (as defined in the Letter Agreement) and all patented and unpatented claims owned as of the date of the Letter Agreement or thereafter by the Purchaser, William and their respective affiliates, which lie within two miles of any boundary of the Mine;

**AND WHEREAS** pursuant to the Letter Agreement, McCarvill, Royaltyco and William subsequently entered into a participation agreement (the "Participation Agreement"), which provided for the grant of the Royalty;

**AND WHEREAS** McCarvill changed its name to Rockwater;

**AND WHEREAS** William changed its name to Valencia Ventures Inc.;

**AND WHEREAS** Royaltyco changed its name to Metal and Metal is a subsidiary of Rockwater;

**AND WHEREAS** the Purchaser desires to repurchase the Royalty from Rockwater for an aggregate purchase price of $200,000 (the "Purchase Price");

**NOW THEREFORE THIS AGREEMENT WITNESSETH THAT** in consideration of the mutual covenants and agreement herein contained and for other good and valuable consideration, including the Purchase Price, the receipt and sufficiency of which is hereby acknowledged by each of the parties to this agreement (the "Parties"), the Parties do hereby covenant and agree as follows:

1.      The Royalty: The Purchaser agrees to purchase the Royalty from Metal in consideration for the payment of the Purchase Price to Rockwater and Metal agrees to transfer the Royalty to the Purchaser in consideration for the payment of the Purchase Price to Rockwater. The Purchaser shall deliver to Rockwater a certified cheque payable to Rockwater in payment of the Purchase Price.

2.      Termination: Upon payment of the Purchase Price, the Parties agree to terminate both the Letter Agreement and the Participation Agreement.

3.      Disclosure: The Purchaser and Valencia Ventures Inc. each agree to provide to Rockwater for its approval, such approval not to be unreasonably withheld, a copy of any press release, material change report or any other disclosure in respect of the subject matter of this agreement prior to the release of such document.

4.      Expenses: The Purchaser shall be responsible for any and all expenses incurred by Rockwater in connection with this agreement, including, but not limited to, all expenses relating to the negotiation, execution and implementation of this agreement and the actions contemplated herein.

5.      Mutual Release: Upon payment of the Purchase Price, the Parties agree to release, remise and forever discharge each and all of the other Parties and the respective associates, affiliates and assigns of each and all of the other Parties of and from all actions, causes of actions, suits, debts, dues, accounts, bonds, contracts, covenants, claims and demands whatsoever which the other has had, now has or hereafter has in connection with or pursuant to any of the Letter Agreement, the Participation Agreement or the Royalty.  For greater certainty, any and all monies due to Metal pursuant to the Royalty or any other agreement in respect of the Mine or any patented and unpatented claims owned by the Purchaser, Valencia Ventures Inc. and their respective affiliates that lie within two miles of any boundary of the Mine shall be released and forgiven.

6.      Miscellaneous: If one or more provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this agreement, but this agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.  This agreement constitutes the only agreement between the parties with respect to the subject matter hereof and supercedes any and all prior

negotiations, understandings and agreements, whether oral or written, between the Parties with respect to the Royalty.  Time shall be of the essence.  The terms hereof shall be governed by the laws of the Province of Ontario and all amounts referred to herein shall be payable in Canadian currency

IN WITNESS WHEREOF the Parties have executed this agreement as of the date first written above.

**JACOBINA MINERACAO e COMMERCIO**

Per: _____

Name:
Title:

**ROCKWATER CAPITAL CORPORATION**

Per: _____

Name:
Title:

**METAL ROYALTIES CORPORATION**

Per: _____

Name:
Title:

**VALENCIA VENTURES INC.**

Per: _____

Name:
Title:

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>Desert Sun Mining Corp. -- SEC File No. 0-29610</u>
(Registrant)

Date: <u>January 21, 2004</u>      By <u>/s/ Stan Bharti</u>
                Stan Bharti, President/CEO/Director